RegalRexnord™

Creating a Better Tomorrow

PROXY STATEMENT 2025





Louis V. Pinkham
Chief Executive Officer

Dear Fellow Regal Rexnord Shareholder:

I am pleased to invite you to our Annual Meeting of Shareholders, which will be held on Tuesday, April 29, 2025 at 8:00 a.m. local time in the Riverway Auditorium located on the first floor of 6133 N. River Road, Rosemont, Illinois 60018.

At this year's meeting, you will be asked to vote on the three proposals listed in the enclosed Notice of Annual Meeting. Please take the time to review the information on each of the proposals contained inside the Proxy Statement. The Board of Directors recommends that you vote **FOR** each of the proposals.

On behalf of management and our Board of Directors, I want to thank you for your continued support and confidence. In 2024, Regal Rexnord delivered another year of strong, controllable execution. Notably, we raised our adjusted gross margin by 210 basis points versus prior year, to 37.8%*. We also achieved adjusted EBITDA margin at 22.1%*, despite end market headwinds that pressured our top line, while investing to drive future growth. Free cash flow was strong, at $512 million, and along with proceeds from the sale of our Industrial Systems business, enabled us to pay down $938 million of gross debt, exceeding our target.

During 2024, we completed the sale of our Industrial Systems business, marking the final step in what has been a highly intentional, multi-year process of portfolio transformation. Our go-forward portfolio is the cornerstone of a very powerful franchise, characterized by roughly 50% exposure to end markets with secular growth characteristics, technology differentiated products, strong brands and channel positions, robust aftermarket sales, an advantaged global footprint, and strong cash flow generation. In short, our franchise is well positioned to support faster and more durable growth.

In February 2025, we refreshed the Board of Directors. First, we welcomed Gerben W. Bakker, Chairman, President and Chief Executive Officer of Hubbell Incorporated, and Rashida A. Hodge, Corporate Vice President of Customer Success – Azure Data and Artificial Intelligence (AI) at Microsoft Corporation. We are excited for the fresh perspectives that Ms. Hodge and Mr. Bakker will bring to our Board of Directors. Second, Anesa T. Chaibi, a director since 2014, retired from our Board of Directors. We thank Ms. Chaibi for her valuable service to the Company, and wish her the very best in her future endeavors.

Last year over 95% of all eligible votes were cast by shareholders at the Annual Meeting, once again demonstrating the strong engagement and commitment of our shareholders to Regal Rexnord. I encourage you to cast your vote and to continue your support of Regal Rexnord. It is truly an exciting time at Regal, and your engagement plays an integral role helping guide and advance our journey to accelerating profitable growth.

On behalf of our Board of Directors and the entire Company, we thank you for your share ownership in Regal Rexnord and look forward to seeing you at the meeting.

Very truly yours,

* Excludes results of the Industrial Systems operating segment, as the industrial motors and generators businesses that comprised a majority of this operating segment were divested effective April 30, 2024.

NOTICE
OF 2025 ANNUAL MEETING OF SHAREHOLDERS

To Be Held April 29, 2025

8:00 a.m. Central Daylight Time

Riverway Auditorium
located on the first floor of 6133 N. River Road
Rosemont, Illinois 60018

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:


INTERNET
Visit the website on your proxy card


BY TELEPHONE
Call the telephone number on your proxy card


BY MAIL
Sign, date and return your proxy card in the enclosed envelope


IN PERSON
Attend the annual meeting in Rosemont, Illinois.

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.

To the Shareholders of Regal Rexnord Corporation:

You are hereby notified that the 2025 Annual Meeting of Shareholders of Regal Rexnord Corporation (the "Annual Meeting") will be held in the Riverway Auditorium located on the first floor of 6133 N. River Road, Rosemont, Illinois 60018, on Tuesday, April 29, 2025 at 8:00 a.m., Central Daylight Time, for the following purposes:

1. To elect eleven directors for terms expiring at the 2026 Annual Meeting of Shareholders.

2. To consider a shareholder advisory vote on the compensation of our named executive officers as disclosed in the accompanying proxy statement.

3. To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2025.

4. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Our Board of Directors has fixed the close of business on March 10, 2025 as the record date for the determination of the shareholders entitled to notice of and to vote at the Annual Meeting.

We are furnishing our proxy materials to our shareholders over the Internet. This process expedites the delivery of proxy materials, maintains convenient access to the proxy materials by our shareholders and, provides clear instructions for receiving proxy materials and voting your shares.

On or about March 19, 2025, we mailed to our shareholders the Notice of Internet Availability of Proxy Materials. That Notice contains instructions on how to access our 2025 Proxy Statement and Annual Report for the fiscal year ended December 31, 2024 (the "Annual Report") and how to vote online. In addition, the Notice of Internet Availability of Proxy Materials contains instructions on how our shareholders can (i) receive a paper copy of the Proxy Statement and Annual Report, if the shareholder received only a Notice of Internet Availability of Proxy Materials this year, or (ii) elect to receive their Proxy Statement and Annual Report only over the Internet, if the shareholder received them by mail this year.

We hope that you will be able to attend in person, but if you are unable to do so, it is important that your shares are represented at the Annual Meeting. You may vote your shares over the Internet at the website identified in the Notice of Internet Availability of Proxy Materials or via the toll-free telephone number identified in that Notice. If you received a paper copy of the proxy card by mail, then you may sign and date the proxy card and return it by mail in the envelope provided. The Notice of Internet Availability of Proxy Materials contains instructions for use of all three methods of voting. If, for any reason, you should subsequently change your plans, you may, of course, revoke your proxy at any time before it is actually voted.

By Order of the Board of Directors

REGAL REXNORD CORPORATION

Hugo Dubovoy, Jr.
Executive Vice President, General Counsel
and Corporate Secretary
March 19, 2025

TABLE OF CONTENTS

PROXY SUMMARY

Our proxy statement contains information about the matters that will be voted on at our 2025 Annual Meeting of Shareholders and all adjournments or postponements thereof (the "Annual Meeting") as well as other helpful information about Regal Rexnord Corporation ("we", "our" or the "Company"). Below is an executive summary that highlights certain information contained elsewhere in this proxy statement. We encourage you to read the entire proxy statement and all accompanying materials, including our Annual Report, carefully before voting your shares.

Annual Meeting Information



Time and Date
8:00 a.m. CDT
Tuesday, April 29, 2025



Location
Riverway Auditorium located on the first floor of 6133 N. River Road, Rosemont, Illinois 60018



Record Date
March 10, 2025

Matters to be Voted on at the 2025 Annual Meeting

Proposal	Board Recommendation	For More Detail, See Page:
1. Election of directors	✅ **FOR Each Nominee**	15
2. Non-binding, advisory vote to approve our named executive officers' compensation	✅ **FOR**	32
3. Ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2025	✅ **FOR**	77

Board and Governance Highlights

- ✅ Annual election of all directors
- ✅ Majority voting with director resignation policy
- ✅ All directors are independent except our Chief Executive Officer
- ✅ No "overboarded" directors under ISS or Glass Lewis guidelines
- ✅ All committees are composed entirely of independent directors
- ✅ Annual Board and committee evaluations, with cyclical individual director peer evaluations
- ✅ Skills matrix regularly reviewed and disclosed

- ✅ Shareholders have right to call special meetings
- ✅ Proxy access right granted to shareholders
- ✅ No "poison pill"
- ✅ Share ownership guidelines for directors and executives
- ✅ Commitment to Board refreshment - four new directors since 2019 and age 72 retirement guideline
- ✅ Appropriate mix of director tenures
- ✅ Active role in succession planning and management development

Director Nominees

Directors / Occupation	Age	Director Since	Independent	Other Public Company Directorships	Committee Memberships		
					Audit	Compensation and Human Resources	Corporate Governance, Sustainability & Director Affairs
Gerben W. Bakker* Chairman, President and CEO, Hubbell Incorporated	60	2025	✅	1			
Jan A. Bertsch Former SVP and CFO, Owens-Illinois, Inc.	68	2019	✅	2	●		
Stephen M. Burt Managing Director, Kroll	60	2010	✅	0	●		
Theodore D. Crandall Former SVP and CFO, Rockwell Automation	69	2021	✅	0	✪		
Michael P. Doss President and CEO, Graphic Packaging Holding Company	58	2022	✅	1		●	
Michael F. Hilton Former President and CEO, Nordson Corporation	70	2019	✅	3		✪	
Rashida A. Hodge* Corporate VP, Customer Success, Microsoft Corporation	44	2025	✅	0			
Louis V. Pinkham CEO, Regal Rexnord Corporation	53	2019		0			
Rakesh Sachdev ☆ Former CEO, Platform Specialty Products Corporation (n/k/a Element Solutions Inc.)	69	2007	✅	3		●	
Curtis W. Stoelting Former CEO, Roadrunner Transportation Systems, Inc.	65	2005	✅	0			●
Robin A. Walker-Lee Former EVP, General Counsel and Secretary, TRW Automotive Holdings Corp.	70	2021	✅	1			✪

☆ Chairman of the Board.   ✪ Chair.

* Mr. Bakker and Ms. Hodge were appointed to the Board on February 17, 2025. Committee assignments will be made at the Board's April Board meeting.

Director Nominee Highlights

Diversity



Gender	Female	Male
	3	8
Demographic Information		
Caucasian/White		9
Black/African American		1
Indian/South Asian		1
LGBTQ+		1

Range of Director Tenure

The balanced tenure of our Board of Directors provides us with both fresh perspectives and deep Company and industry knowledge. As a group, the average Board tenure for the 2025 nominees to the Board is approximately seven years, with 50% of the non-employee nominees having a tenure of five years or less.



Board Qualifications, Attributes and Skills

We determined that the Board's various experiences and viewpoints benefit us most when they are aligned with our global business needs, our strong corporate governance practices, and our strategic initiatives. As a result of the Board's ongoing refreshment efforts, in recent years, we added directors with expertise in CEO public company leadership, digital, and technology.

The directors' varied perspectives support our business as a global industrial manufacturing company with 2024 sales of approximately $6.03 billion. The Company operates through its 30,000 associates around the world who help create a better tomorrow by providing sustainable solutions that power, transmit, and control motion. The Company's electric motors and air moving subsystems provide the power to create motion. A portfolio of highly engineered power transmission components and subsystems efficiently transmits motion to power industrial applications. The Company's automation offering, comprised of controllers, drives precision motors and actuators, controls motion in applications ranging from factory automation to precision tools used in surgical applications. The Company's end markets benefit from meaningful secular demand tailwinds and include factory automation, food and beverage, aerospace, medical, data center, warehouse, alternative energy, residential and commercial buildings, general industrial, construction, metals and mining, and agriculture. Regal Rexnord is comprised of three operating segments: Industrial Powertrain Solutions, Power Efficiency Solutions, and Automation & Motion Control. Regal Rexnord is headquartered in Milwaukee, Wisconsin and has manufacturing, sales and service facilities worldwide.

The following tables highlight specific experience, qualifications, attributes, skills and background information that the Board considered for each director nominee. A particular director nominee may possess additional experience, qualifications, attributes, or skills, even if not indicated below.

Experience & Knowledge	Definition
Public Company CEO Leadership	Experience as CEO of a public company driving long-term growth.
Finance/Accounting Background	Understanding of accounting and financial reporting processes in large, complex businesses to support the oversight of our financial reporting and compliance.
Corporate Governance	Experience serving as a public company director; demonstrated understanding of corporate governance standards and best practices in public companies.
Operating (P&L)	Experience developing and executing operating plans with responsibility for the profit and loss of a complex business.
Manufacturing & Supply Chain	Experience in manufacturing and supply chain management, including sourcing, procurement, and driving growth through lean principles.
Innovation/R&D	Experience with innovation processes and knowledge of emerging technologies to launch new, successful products.
Commercial	Expertise in commercial matters relevant to Regal Rexnord, including sales and marketing.
Regal Rexnord Industry Knowledge	Knowledge of Regal Rexnord's industry and end markets.
Cybersecurity Knowledge	Background or oversight experience in information technology/software, cybersecurity, or technology to support the Board's management of cybersecurity risks.
Environmental, Social & Governance	Experience leading or advocating for environmental, social and governance ("ESG") initiatives and incorporating ESG into corporate strategy to support integrated programs.
International Experience	Experience with non-U.S. markets while residing outside of the United States, including exposure to different cultural perspectives and practices to support our global operations.
Digital/eCommerce	Knowledge of emerging technologies, including digital and e-commerce, to support marketing, customer engagement, and innovation.
M&A Experience	Experience with acquisitions, divestitures, and other strategic transactions to support portfolio optimization efforts.
Human Capital	Experience in talent acquisition, development, and retention; fostering a strong corporate culture; or executive compensation and broad-based incentive planning.

Director Skills Matrix

Experience & Knowledge

	Public Company CEO Leadership	Financial/Accounting Background	Corporate Governance	Operating/P&L	Manufacturing & Supply Chain	Innovation R&D	Commercial	Regal Rexnord Industry Knowledge	Cybersecurity Knowledge	Environmental, Social & Governance	International Experience	Digital/eCommerce	M&A Experience	Human Capital
Gerben W. Bakker	✓	✓	✓	✓	✓	✓				✓	✓	✓	✓	✓
Jan A. Bertsch		✓	✓		✓			✓	✓		✓	✓	✓	
Stephen M. Burt		✓	✓	✓			✓				✓	✓	✓	
Theodore D. Crandall		✓	✓	✓	✓			✓	✓	✓		✓		
Michael P. Doss	✓	✓	✓	✓	✓		✓		✓	✓			✓	✓
Michael F. Hilton	✓		✓	✓	✓	✓	✓			✓			✓	✓
Rashida A. Hodge				✓		✓					✓	✓		✓
Louis V. Pinkham	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Rakesh Sachdev	✓	✓	✓	✓	✓	✓		✓		✓	✓	✓	✓	✓
Curtis W. Stoelting	✓	✓	✓	✓		✓	✓	✓		✓	✓	✓	✓	✓
Robin A. Walker-Lee		✓					✓	✓		✓	✓		✓	✓

Executive Compensation

The compensation of our named executive officers (our "NEOs") is structured so that their interests are aligned with the long-term interests of our shareholders. This core pay-for-performance philosophy is embedded in the design of our executive compensation program. Strong shareholder support of our approach was reflected in our 2024 "say on pay" advisory vote, with over 98% of shares voted cast in favor of our proposal.

Key Components of our NEOs' 2024 Compensation Program

- ✅ **Base Salary:** Our NEOs' salaries reflect the scope of their responsibilities, experience and performance.

- ✅ **Annual Cash Incentive Plan:** Short-term cash incentive with payouts ranging from 0% to 200% based on performance against key financial goals at both the total Company and segment level.

- ✅ **Long-Term Incentive Award - 25% allocated to RSUs:** Our restricted stock units ("RSUs") vest ratably on the first, second, and third anniversaries of the grant date.

- ✅ **Long-Term Incentive Award - 25% allocated to Stock Appreciation Rights ("SARs"):** Our SARs vest ratably on the first, second, and third anniversaries of the grant date.

- ✅ **Long-Term Incentive Award - 50% allocated to Performance Share Units ("PSUs"):** Our PSUs have three-year cliff vesting. For PSUs granted in 2024, performance is based on a total shareholder return metric, relative to the S&P 900 Industrials Sub-Index.

The charts below show the approximate mix of base salary, annual cash incentive and equity grants we provided in 2024 to our Chief Executive Officer (our "CEO") and our other NEOs. The portion of our CEO's and other NEOs' compensation that we consider to be at risk is also shown.





PROXY STATEMENT

This proxy statement relates to the solicitation by the Company, on behalf of its Board of Directors (our "Board"), of your proxy to vote your shares of our Company's common stock at the Annual Meeting. We mailed our Notice of Internet Availability of Proxy Materials and we are making available this proxy statement on March 19, 2025. We solicit proxies to give all shareholders of record an opportunity to vote on matters that will be presented at the Annual Meeting. In this proxy statement, you will find information on these matters, which is provided to assist you in voting your shares.

COMMONLY ASKED QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Q: What am I being asked to vote on?

A: You are being asked to vote on:

- The election of directors;
- An advisory vote on the compensation of our NEOs as disclosed in this proxy statement; and
- Ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2025.

Q: Who can vote?

A: Holders of our common stock as of the close of business on the record date, March 10, 2025, may vote at the Annual Meeting, either in person or by proxy. Each share of common stock is entitled to one vote.

Q: How do I vote?

A: On March 19, 2025, we mailed our Notice of Internet Availability of Proxy Materials, which includes instructions for accessing this proxy statement and our Annual Report, as well as instructions for our shareholders to vote over the Internet, via a toll-free telephone number or by mail by signing, dating and returning a paper proxy card. You can vote in the following ways:

By Proxy—Before the Annual Meeting, you can give a proxy to vote your shares of common stock in one of the following ways:

- by telephone;
- by using the Internet; or
- by completing and signing a proxy card and mailing it in time to be received by 5:00 p.m., Central Daylight Time, Friday, April 25, 2025, if you request to receive a paper copy of a proxy card.

The telephone and Internet voting procedures are designed to confirm your identity, to allow you to give your voting instructions, and to verify that your instructions have been properly recorded. If you wish to vote by telephone or Internet, please follow the instructions that are printed on the Notice of Internet Availability of Proxy Materials.

If you mail your properly completed and signed proxy card to us, and we receive it by 5 p.m., Central Daylight Time, Friday, April 25, 2025, or vote by telephone or the Internet, then your shares of common stock will be voted according to the choices that you specify.

If you sign and mail your proxy card to us without making any choices, your proxy will be voted:

- FOR the election of all persons nominated by our Board for election as directors;
- FOR the approval of the compensation of our NEOs; and
- FOR the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2025.

Other than the election of directors, approval of the compensation of our NEOs and the ratification of the selection of our independent registered public accounting firm, we are not currently aware of any other matters that will be brought before the Annual Meeting. However, by giving your proxy, you appoint the persons named as proxies as your representatives at the Annual Meeting. If a matter comes up for a vote at the Annual Meeting that is not included in the proxy materials, then the proxy holders will vote your shares in accordance with their best judgment.

In Person—You may come to the Annual Meeting and cast your vote there. If your shares are held in the name of your broker, bank, or other nominee, and you wish to vote at the Annual Meeting, then your broker, bank, or other nominee will provide you with instructions for voting your shares.

Q: May I change or revoke my vote?

A: You may change your vote or revoke your proxy at any time prior to your shares being voted by:

- notifying our Secretary in writing that you are revoking your proxy;

- giving another signed proxy that is dated after the date of the proxy that you wish to revoke;

- using the telephone or Internet voting procedures; or

- attending the Annual Meeting and voting in person (attendance at the Annual Meeting alone will not revoke your proxy).

Q: Will my shares be voted if I do not provide my proxy?

A: It depends on whether you hold your shares in your own name or in the name of a brokerage firm. If you hold your shares directly in your name, then they will not be voted unless you provide a proxy or vote in person at the Annual Meeting. Brokerage firms or other nominees generally have the authority to vote customers' uninstructed shares on certain "routine" matters. If your shares are held in the name of a brokerage firm, the brokerage firm may have the discretionary authority to vote your shares in connection with the ratification of our independent registered public accounting firm if you do not timely provide your proxy because this matter is considered "routine" under the New York Stock Exchange ("NYSE") listing standards.

However, if you have not provided directions to your broker, your broker will not be able to vote your shares with respect to the election of directors and the approval of the compensation of our NEOs.

We strongly encourage you to submit your proxy card and exercise your right to vote as a shareholder.

Q: What constitutes a quorum?

A: As of the record date, March 10, 2025, 66,330,773 shares of our common stock were issued and outstanding and entitled to vote at the Annual Meeting. To conduct the Annual Meeting, a majority of the shares entitled to vote must be present in person or by proxy. This is referred to as a "quorum." If you submit a properly executed proxy card or vote by telephone or the Internet, then you will be considered present at the Annual Meeting for purposes of determining the presence of a quorum. Abstentions and broker "non-votes" will be counted as present and entitled to vote for purposes of determining the presence of a quorum. A broker "non-vote" occurs when a broker or other nominee who holds shares for another person has not received voting instructions from the owner of the shares and, under NYSE rules, does not have discretionary authority to vote on a proposal.

Q: What vote is needed for these proposals to be adopted?

A: **Proposal 1—**The affirmative vote of the holders of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting (assuming a quorum is present) and cast on this proposal is required to elect each director. Abstentions and broker non-votes will have no effect on the election of director nominees.

Proposal 2—The affirmative vote of the holders of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting (assuming a quorum is present) and cast on this proposal is required to approve the compensation of our NEOs. Because this vote is advisory, the results of the vote are not binding on our Board or our Compensation and Human Resources Committee. However, if there is a significant vote against the compensation of our NEOs, then our Board and our Compensation and Human Resources Committee will carefully evaluate whether any actions are necessary to address those concerns. Abstentions and broker non-votes will have no effect on this proposal.

Proposal 3—The affirmative vote of the holders of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting (assuming a quorum is present) and cast on this proposal is required to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2025. Abstentions will have no effect on this proposal. See the Q&A, above, titled "Will my shares be voted if I do not provide my proxy?" regarding the effect broker non-votes will have on this proposal.

Q: Who conducts the proxy solicitation and how much will it cost?

A: We are requesting your proxy for the Annual Meeting and will pay all costs of soliciting shareholder proxies. In addition to soliciting proxies by mail and through the Internet, we may request proxies personally and by telephone, fax or other means. We can use our directors, officers, and employees to request proxies.

These people do not receive additional compensation for these services. We will reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket and clerical expenses for forwarding solicitation materials to beneficial owners of our common stock.

Q: Are our Company's proxy materials available on the Internet?

A: Yes. Our Company's proxy statement for the Annual Meeting and Annual Report are available at www.proxyvote.com.

PROPOSAL 1
ELECTION OF DIRECTORS

Our Board is currently comprised of eleven directors with the terms of each director expiring at the Annual Meeting. Our Board has nominated Gerben W. Bakker, Jan A. Bertsch, Stephen M. Burt, Theodore D. Crandall, Michael P. Doss, Michael F. Hilton, Rashida A. Hodge, Louis V. Pinkham, Rakesh Sachdev, Curtis W. Stoelting and Robin A. Walker-Lee, each of whom is currently serving as a director, for election at the Annual Meeting. We include background information on all the nominees below.

Upon election, the directors will hold office for a term expiring at the 2026 annual meeting of shareholders and until their successors have been duly elected and qualified. Our Board has established a retirement age of 72 within the Corporate Governance Guidelines. Specifically, a director is expected to retire from our Board on the day and hour of the annual shareholders meeting next following his or her 72nd birthday. None of our director nominees has reached the retirement age of 72 as of the date of the Annual Meeting.

Unless shareholders otherwise specify, the shares represented by the proxies received will be voted in favor of our Board's nominees for election as directors. Our Board has no reason to believe that any of the listed nominees will be unable or unwilling to serve as a director if elected. However, in the event that any nominee should be unable or unwilling to serve, the shares represented by proxies received will be voted for another nominee selected by our Board.

Our Corporate Governance, Sustainability and Director Affairs Committee periodically reviews and recommends to our Board the qualities, skills, and attributes desired in our directors to reflect the unique challenges facing, and business strategies of, our Company. The Corporate Governance, Sustainability and Director Affairs Committee reviews the qualities, skills, and attributes of proposed nominees when it makes director nominee recommendations to our Board and compares them against the desired qualities, skills, and attributes. Our Board reviews this information when considering proposed nominees.

Nominees for Election at the Annual Meeting

The following sets forth certain information, as of March 10, 2025, about each of our Board's nominees for election at the Annual Meeting.



Age: **60**
Director since:
2025
INDEPENDENT

GERBEN W. BAKKER

Experience:

Mr. Bakker has served as Chairman, President, and Chief Executive Officer of Hubbell Incorporated, an international manufacturer of high quality, reliable electrical and utility solutions for a broad range of customer and end market applications since May 2021, and President and Chief Executive Officer and a member of the board of directors of Hubbell since October 2020. Prior to this, he served as Hubbell's Chief Operating Officer from June 2019 to October 2020, after serving as President of the Power Systems group from 2014 to 2019. Mr. Bakker began his career with Hubbell in 1988 as a manufacturing engineer with Hubbell Wiring Systems and has held positions of increasing leadership around the world in both Hubbell's utility and electrical segments. Mr. Bakker has an M.S. in Manufacturing Engineering and a B.S. in Industrial Engineering from the University of Rhode Island, and an M.B.A. from University of Bridgeport. Mr. Bakker was originally recommended as a director nominee by a third-party search firm.

Qualifications:

- Public Company CEO leadership
- Financial/Accounting Background
- Corporate Governance
- Operating (P&L)
- Manufacturing & Supply Chain
- Innovation/R&D
- Environmental, Social & Governance
- International Experience
- Digital/eCommerce
- M&A Experience
- Human Capital



Age: **68**
Director since:
2019
INDEPENDENT
Committees:

- Audit

JAN A. BERTSCH

Experience:

Ms. Bertsch is retired and was most recently the Senior Vice President and Chief Financial Officer of Owens-Illinois, Inc., a packaging and glass container manufacturer, from 2015 to 2019. Prior to this role, Ms. Bertsch served as Executive Vice President and Chief Financial Officer of Sigma-Aldrich Corporation from 2012 to 2015. Prior to that role, Ms. Bertsch served as Treasurer and then Vice President, Controller, and Principal Accounting Officer at BorgWarner Inc., from 2009 to 2012. Ms. Bertsch also served as Corporate Treasurer and Chief Information Officer at Chrysler LLC and earlier in various roles of increasing responsibility in Finance and Treasury at Ford Motor Company. Ms. Bertsch has a B.S. in Finance from Wayne State University and an M.B.A. from Eastern Michigan University. Ms. Bertsch has been a director of BWX Technologies, Inc. since 2013, and became the independent chair of the BWX board in 2022. She has also been a director of Axalta Coating Systems since 2022 and served as a director of Meritor, Inc. from 2016 to 2022.

Qualifications:

- Financial/Accounting Background
- Corporate Governance
- Manufacturing & Supply Chain
- Regal Rexnord Industry Knowledge
- Cybersecurity Knowledge
- International Experience
- Digital/eCommerce
- M&A Experience



Age: **60**
Director since:
2010
INDEPENDENT
Committees:

● Audit

STEPHEN M. BURT

Experience:

Mr. Burt is the Managing Director of Kroll, formerly Duff & Phelps, a provider of independent financial advisory and investment banking services. Mr. Burt is currently the leader of the firm's Mergers and Acquisitions Advisory practice, as well as the President of Kroll Securities, LLC, a provider of merger and acquisition advisory services, and has been with the company since 1994. Mr. Burt has a B.S. in Finance from Indiana University and an M.B.A. in Finance from DePaul University. Mr. Burt serves on the Finance Advisory Board in the Driehaus College of Business at DePaul University and was previously an NACD Board Leadership Fellow.

Qualifications:

- Financial/Accounting Background
- Corporate Governance
- Operating (P&L)
- Commercial

- International Experience
- Digital/eCommerce
- M&A Experience



Age: **69**
Director since:
2021
INDEPENDENT
Committees:

● Audit
  (Chairman)

THEODORE D. CRANDALL

Experience:

Mr. Crandall retired from Rockwell Automation, a leading global provider of industrial automation power, control, and information solutions, in 2019. His most recent roles included Senior Vice President of the Control Products and Solutions segment from 2017 to 2019, and Senior Vice President and Chief Financial Officer of Rockwell Automation from 2007 to 2017. Prior to that Mr. Crandall served in a variety of executive roles in finance, manufacturing, and logistics and general management for Rockwell Automation and Electronics Corporation of America, a company acquired by Rockwell Automation in 1986. Prior to joining our Board, Mr. Crandall served as a director of Zurn Elkay Water Solutions Corporation (formerly known as Rexnord Corporation) from 2015 to 2021. Mr. Crandall received a B.S. in Management Science and Economics and a Master's degree in Industrial Administration from Carnegie-Mellon University.

Qualifications:

- Financial/Accounting Background
- Corporate Governance
- Operating (P&L)
- Manufacturing & Supply Chain

- Regal Rexnord Industry Knowledge
- Cybersecurity Knowledge
- Environmental, Social & Governance
- Digital/eCommerce



Age: **58**
Director since:
2022
INDEPENDENT
Committees:

- Compensation and Human Resources

MICHAEL P. DOSS

Experience:

Mr. Doss has served as the President, Chief Executive Officer and director of Graphic Packaging Holding Company, a $9.4 billion public company that is a leader in the design and manufacturing of packaging for consumer products, since 2015. Prior to that role, Mr. Doss held roles of increasing complexity with Graphic Packaging from 1990 to 2015, including Chief Operating Officer, Executive Vice President, Commercial Operations, Senior Vice President, Consumer Packaging, Senior Vice President, Food and Consumer Products Packaging, Vice President, Operations, Universal Packaging, Director Web Systems, Universal Packaging, and Plant Manager. Mr. Doss served as a director of Sealed Air Corporation from 2020 to 2022, and is a member of the boards of directors for the American Forest & Paper Association, the Sustainable Forest Initiative, the Paper Recycling Coalition, and the Atlanta Metro Chamber of Commerce. Mr. Doss has both a B.S. in Industrial Marketing and an M.B.A. from Western Michigan University.

Qualifications:

- Public Company CEO leadership
- Financial/Accounting Background
- Corporate Governance
- Operating (P&L)
- Manufacturing & Supply Chain

- Commercial
- Cybersecurity Knowledge
- Environmental, Social & Governance
- M&A Experience
- Human Capital



Age: **70**
Director since:
2019
INDEPENDENT
Committees:

- Compensation and Human Resources (Chairman)

MICHAEL F. HILTON

Experience:

Mr. Hilton is retired and most recently served as a director and the President and Chief Executive Officer of Nordson Corporation, an engineering and manufacturing company, from 2010 to 2019. Prior to that, Mr. Hilton served at Air Products and Chemicals, Inc., a manufacturer of industrial gases, beginning in 1976 in various roles of increasing responsibility, serving most recently as the Senior Vice President and General Manager, Electronics and Performance Materials, from 2007 to 2010. Mr. Hilton has both a B.S. in Chemical Engineering and an M.B.A. from Lehigh University. Mr. Hilton has served as a director of JELD-WEN Holding, Inc. since 2023, Lincoln Electric Holdings, Inc. since 2015, and Ryder System, Inc. since 2012.

Qualifications:

- Public Company CEO leadership
- Corporate Governance
- Operating (P&L)
- Manufacturing & Supply Chain
- Innovation/R&D

- Commercial
- Environmental, Social & Governance
- M&A Experience
- Human Capital



Age: **44**
Director since:
2025
INDEPENDENT

RASHIDA A. HODGE

Experience:

Ms. Hodge has served as the Corporate Vice President of Customer Success – Azure Data and Artificial Intelligence at Microsoft Corporation, a multinational technology company, where she has led the global commercial business, accelerating data-driven digital transformations for customers, since February 2021. Prior to joining Microsoft, Ms. Hodge spent 18 years at International Business Machines Corporation, a multinational technology company. She served in multiple roles in the IBM Watson Unit from 2013 to 2019, and most recently as the Global Vice President from January 2019 to December 2020, providing transformative strategies in hardware, software, and services, for the North America Insurance Global Markets Business. Ms. Hodge has a B.S. and M.S. in Industrial Engineering from North Carolina State University and an M.B.A. from Duke University. Ms. Hodge was originally recommended as a director nominee by a third-party search firm.

Qualifications:

- Operating (P&L)
- Innovation/R&D
- International Experience
- Digital/eCommerce
- Human Capital



Age: **53**
Director since:
2019
Committees:

- None

LOUIS V. PINKHAM

Experience:

Mr. Pinkham joined our Company in April 2019 as Chief Executive Officer. Prior to joining the Company, Mr. Pinkham was Senior Vice President of Crane Co., an industrial products manufacturer, from 2016 to 2019, and served in other leadership roles at Crane Co. from 2012 to 2016. Prior to joining Crane Co., Mr. Pinkham was Senior Vice President and General Manager of the Critical Power Solutions Division, Electrical Group at Eaton Corporation. From 2000 to 2012, he held successive and increasing roles of global responsibility at Eaton. Prior to joining Eaton, Mr. Pinkham held an Engineering and Quality Manager position at ITT Sherotec and a Process Design Engineer position with Molecular Biosystems, Inc. Since December 2023, Mr. Pinkham has served as a director of Jacobs Solutions Inc., which provides a range of professional services, including consulting, technical, scientific, and project delivery to government and the private sector, and currently serves as Lead Independent Director. Mr. Pinkham serves as a member of the Board of Trustees for the University of Chicago Medical Center and the Manufacturers Alliance for Productivity and Innovation (MAPI). Mr. Pinkham has a B.S. in Engineering from Duke University, an M.S. in Engineering Management from Northwestern University's McCormick School of Engineering, and an M.B.A. from Northwestern University's Kellogg Graduate School of Management.

Qualifications:

- Public Company CEO leadership
- Financial/Accounting Background
- Corporate Governance
- Operating (P&L)
- Manufacturing & Supply Chain
- Innovation/R&D
- Commercial
- Regal Rexnord Industry Knowledge
- Cybersecurity Knowledge
- Environmental, Social & Governance
- International Experience
- Digital/eCommerce
- M&A Experience
- Human Capital



Age: **69**
Director since:
2007
INDEPENDENT CHAIRMAN
Committees:

- Compensation and Human Resources

RAKESH SACHDEV

Experience:

Mr. Sachdev most recently served as the interim Chief Executive Officer of Axalta Coating Systems, a S&P 400 company and a global supplier of paints and coatings to the automotive and industrial markets, from August 2022 until the end of 2022, after which he was appointed as the independent chairman of the Axalta board. Prior to that role, Mr. Sachdev served as the Chief Executive Officer of Platform Specialty Products Corporation (renamed Element Solutions Inc.), a global diversified producer of high-technology specialty chemicals; he served as the Chief Executive Officer from 2016 to 2019 and a director from 2016 to 2020. Prior to that role, Mr. Sachdev served as a director and the President and Chief Executive Officer of Sigma-Aldrich Corporation, a leading S&P 500 life science and technology company, from 2010 to 2015 and as the Vice President and Chief Financial Officer, from 2008 to 2010. Mr. Sachdev also served in various executive positions at Meritor, Inc., a global supplier of automotive systems and components, and Cummins Inc., a global engine and power systems manufacturer. Mr. Sachdev currently is a senior advisor at New Mountain Capital, a private equity firm. Mr. Sachdev has served as a director of Edgewell Personal Care Company since 2015, Herc Holdings since 2021, and Axalta Coating Systems since 2020. In the past, Mr. Sachdev served as a director of Avantor, Inc., from 2019 to 2021, a board member and Chair of the Federal Reserve Bank of St. Louis and as a member of the Board of Trustees of Washington University in St. Louis. Mr. Sachdev has a B.S. in Mechanical Engineering from the Indian Institute of Technology, Delhi, an M.S. in Mechanical Engineering from the University of Illinois, and an M.B.A. from Indiana University.

Qualifications:

- Public Company CEO leadership
- Financial/Accounting Background
- Corporate Governance
- Operating (P&L)
- Manufacturing & Supply Chain
- Innovation/R&D
- Regal Rexnord Industry Knowledge
- Environmental, Social & Governance
- International Experience
- Digital/eCommerce
- M&A Experience
- Human Capital



Age: **65**
Director since:
2005
INDEPENDENT
Committees:

- Corporate Governance, Sustainability and Director Affairs

CURTIS W. STOELTING

Experience:

Mr. Stoelting most recently was a director and the Chief Executive Officer of Roadrunner Transportation Systems, Inc., a transportation and logistics service provider, from 2017 to 2020. Prior to that, Mr. Stoelting was the President and Chief Operating Officer of Roadrunner from 2016 to 2017. Previously, Mr. Stoelting served as the Chief Executive Officer and a director of TOMY International (formerly RC2 Corporation), a designer, producer, and marketer of products for infants and toddlers, from 2003 to 2013. Mr. Stoelting served in several leadership roles at RC2 from 1994 to 2003, including as the Chief Operating Officer and a director beginning in 2000. Mr. Stoelting has a B.A. in Accounting from the University of Illinois and is a Certified Public Accountant.

Qualifications:

- Public Company CEO leadership
- Financial/Accounting Background
- Corporate Governance
- Operating (P&L)
- Innovation/R&D
- Commercial
- Regal Rexnord Industry Knowledge
- Environmental, Social & Governance
- International Experience
- Digital/eCommerce
- M&A Experience
- Human Capital



Age: **70**
Director since:
2021
INDEPENDENT
Committees:

- Corporate Governance, Sustainability and Director Affairs (Chair)

ROBIN A. WALKER-LEE

Experience:

Ms. Walker-Lee served as the Executive Vice President, General Counsel, and Secretary of TRW Automotive Holdings Corp., a leader in automotive safety systems and one of the top financial performers in the industry, from 2010 to 2015. Prior to that role, she served as Assistant General Counsel of Operations for General Motors Company, together with its predecessor General Motors Corporation, "GM", an automobile manufacturer, from 2009 to 2010, and as General Counsel and Vice President of Public Policy for GM — Latin America, Africa, and Middle East, from 2002 to 2008. She also had oversight responsibility for several high-profile corporate matters and served on special assignment to the General Counsel of GM during its bankruptcy restructuring. Prior to joining our Board, Ms. Walker-Lee served as a director of Zurn Water Solutions Corporation (formerly known as Rexnord Corporation) from 2015 to 2021 and has served on the EMCOR Group Board of Directors as Chair of the Nominating and Governance Committee since 2018. EMCOR Group is a global leader in mechanical and electrical construction, industrial, and energy infrastructure, and facilities services to commercial, industrial, utility, and institutional customers. Ms. Walker-Lee has an undergraduate degree from University of Kansas and a Juris Doctorate degree from University of Michigan Law School.

Qualifications:

- Corporate governance
- Commercial
- Regal Rexnord Industry Knowledge
- Environmental, Social & Governance

- International Experience
- M&A Experience
- Human Capital

OUR BOARD RECOMMENDS THE FOREGOING NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH SHAREHOLDER TO VOTE "FOR" ALL NOMINEES.

BOARD OF DIRECTORS

Board and Governance Highlights

- Annual election of all directors
- Majority voting with director resignation policy
- All directors are independent except our Chief Executive Officer
- No "overboarded" directors under ISS or Glass Lewis guidelines
- All committees are composed entirely of independent directors
- Annual Board and committee evaluations, with cyclical individual director peer evaluations
- Skills matrix regularly reviewed and disclosed

- Shareholders have right to call special meetings
- Proxy access right granted to shareholders
- No "poison pill"
- Share ownership guidelines for directors and executives
- Commitment to Board refreshment - four new directors since 2019 and age 72 retirement guideline
- Appropriate mix of director tenures
- Active role in succession planning and management development

Corporate Governance and Independent Directors

Our Board has in effect Corporate Governance Guidelines that, in conjunction with our Board committee charters, establish processes and procedures to help ensure effective and responsive governance by our Board. The Corporate Governance Guidelines are available, free of charge, on our website at www.regalrexnord.com. We are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this proxy statement.

The Corporate Governance Guidelines provide that a majority of the members of our Board must be independent directors under the listing standards of the NYSE. Our Board has adopted certain categorical

standards of director independence to assist it in making determinations of director independence and which are contained in the Corporate Governance Guidelines.

Based on these standards, our Board affirmatively determined by resolution that each of Mr. Bakker, Ms. Bertsch, Mr. Burt, Mr. Crandall, Mr. Doss, Mr. Hilton, Ms. Hodge, Mr. Sachdev, Mr. Stoelting and Ms. Walker-Lee, has no material relationship with our Company, and, therefore, each is independent in accordance with the NYSE listing standards and with the categorical standards of director independence adopted by our Board. Our Board regularly reviews the continuing independence of the directors.

Code of Business Conduct and Ethics

Our Board has adopted the Regal Rexnord Corporation Code of Business Conduct and Ethics (the "Code"), which applies to our directors, officers, associates, and business partners. The Code is available, free of charge, on our website at www.regalrexnord.com.

Board Leadership Structure

Our Board does not maintain a policy on whether the roles of CEO and Chairman of the Board ("Chairman") should be separate. Our Board reserves the right to vest the responsibilities of the CEO and Chairman in different individuals or in the same individual if, in our Board's judgment, a combined CEO and Chairman position is in the best interest of our Company. Currently, the two leadership positions are not combined.

Mr. Sachdev has served as the Chairman since the 2019 annual meeting of shareholders. Mr. Pinkham, as CEO, works closely with his fellow directors and the Chairman, while continuing to lead the Company in the CEO role.

In the circumstance where the responsibilities of the CEO and Chairman are vested in the same individual, or where the Chairman is not considered independent, our Board will designate a Presiding Director from among the independent directors. The position of the Presiding Director, when such position is applicable, rotates periodically among the non-employee directors as determined by our Board upon the recommendation of the Corporate Governance, Sustainability and Director Affairs Committee. The Presiding Director is an independent and empowered director who is appointed by the independent directors and who works closely with the Chairman. The Corporate Governance Guidelines outline the role and responsibilities of the Chairman/ Presiding Director.

Oversight of Risk Management

Our full Board is responsible for the oversight of our Company's operational and strategic risk management processes. Our Board believes that oversight of risk management belongs at the full Board level rather than with any one particular committee, primarily because of the importance of understanding and mitigating risk to the overall success of our Company. As part of its risk management responsibilities, our full Board provides oversight of the Company's management and mitigation of cybersecurity risks.

In furtherance of our Board's risk management oversight goals, the Company convenes a Risk Committee comprised of key functional and business leaders. Among other members, the Risk Committee includes our Chief Information Security Officer, our Director of Global Risk and Property Management, our Vice President, Internal Audit, our Vice President, Chief Compliance Officer, our Vice President, Environmental, Health and Safety, and our Senior Director of Global Risk and Property Management to ensure a strong focus on cybersecurity, business continuity, and enterprise risks. The Risk Committee's members are charged with, among other things, identifying and assessing significant risk areas, as well as working with executive leadership and their teams to develop and execute plans, responses, or mitigation strategies to address significant risks that could otherwise negatively impact our ability to achieve our objectives.

To gather information about our enterprise risk, the Risk Committee identifies primary areas that generate enterprise risk for our Company, and then distributes a survey to a group of our top leaders. The survey produces a risk priority number for each risk area, which is used to generate a heat map that reflects the relative impact and likelihood of each risk area. Based on feedback from our CEO, Audit Committee and Board, the Risk Committee prioritizes developing mitigation strategies to address the highest-risk items identified by the survey and heat map analysis.

The Risk Committee periodically summarizes its activities and findings (including the results of its survey and heat map analysis) directly to our CEO, as well as the Audit Committee and our full Board. The Risk Committee's work is also used by our management team as part of our disclosure controls and procedures to ensure that information regarding material risks applicable to our Company are appropriately disclosed in our public filings.

While our Board maintains responsibility for oversight of all areas of risk management, it relies on our Audit Committee to address significant financial risk exposures facing our Company and the steps management has taken to monitor, control and report such exposures, with appropriate reporting of these risks to be made to the full Board. Our Board also relies on our Compensation and Human Resources Committee to address significant risk exposures facing our Company with respect to compensation programs and incentives, and on our Corporate Governance, Sustainability and Director Affairs Committee to address any significant risk exposures facing our Company with respect to ESG matters applicable to the Company, in each case with appropriate reporting of these risks to be made to the full Board.

Executive Sessions

Our Board holds at least four regularly scheduled meetings per year at which the independent directors meet in executive session without members of management or other (non-independent) directors present. The non-employee directors may also meet without management present at such other times as they determine appropriate.

Communications with our Board

Shareholders and other interested parties may communicate with the full Board, the Chairman, non-management directors as a group, or individual directors by delivering a written communication to Regal Rexnord Corporation, Attention: Board of Directors, 111 W. Michigan Street, Milwaukee, Wisconsin 53203, or by sending an e-mail communication to board.inquiry@regalrexnord.com. The communications should be addressed to the specific director or directors whom the shareholder or interested party wishes to contact and should specify the subject matter of the communication. Our Corporate Secretary will deliver appropriate communication directly to the director or directors to whom it is addressed. The Secretary will generally not forward to the director or directors communication that he determines to be primarily commercial in nature or concerns our day-to-day business activities, or that requests general information about our Company.

Concerns about accounting or auditing matters or possible violations of the Code should be reported pursuant to the procedures outlined in the Code, which is available on our website at www.regalrexnord.com.

Committees

We have three standing committees of our Board: Audit Committee, Compensation and Human Resources Committee, and Corporate Governance, Sustainability and Director Affairs Committee. Ad hoc committees are created for specific purposes from time to time. Each committee is appointed by and reports to our Board. Our Board has adopted, and may amend from time to time, a written charter for each of the standing committees. Copies of each of these charters are available free of charge on our website at www.regalrexnord.com.

Audit Committee

The Audit Committee consists of Mr. Crandall (Chairman), Ms. Bertsch, and Mr. Burt. Each of the members of the committee is independent as defined by the NYSE listing standards and the rules of the Securities and Exchange Commission (the "SEC"). Our Board determined that each of Mr. Crandall, Ms. Bertsch and Mr. Burt qualify as an "audit committee financial expert" as defined in SEC rules and meets the expertise requirements for audit committee members under the NYSE listing standards. The principal functions performed by the Audit Committee, which met seven times in 2024, are to assist our Board in monitoring:

- the overall quality of our Company's financial statements and financial reporting;
- our independent registered public accounting firm's qualifications and independence;
- our accounting controls and policies;
- the performance of our internal audit function and independent registered public accounting firm; and
- our compliance with legal and regulatory requirements.

The Audit Committee has the sole authority to appoint, retain, compensate, and terminate our independent registered public accounting firm and to approve the compensation paid to our independent registered public accounting firm. The Audit Committee has presented to shareholders for ratification at the Annual Meeting its selection of our independent registered public accounting firm for 2025. See "Proposal 3: Ratification of Deloitte & Touche LLP as Our Independent Registered Public Accounting Firm for the Year Ending December 31, 2025."

Compensation and Human Resources Committee

The Compensation and Human Resources Committee consists of Mr. Hilton (Chairman), Mr. Doss, and Mr. Sachdev. Each of the members of the Compensation and Human Resources Committee is independent as defined by the NYSE listing standards. The principal functions of the Compensation and Human Resources Committee, which met five times in 2024, are to:

- develop our overall compensation philosophy;

- administer our incentive compensation plans (including our equity incentive plans);

- determine and approve the compensation of the CEO and the other executive officers;

- review and monitor succession and leadership development planning; and

- review, formulate, recommend, and administer short- and long-range compensation programs for the executive officers and key employees.

A more complete description of our Compensation and Human Resources Committee's practices can be found in the Compensation Discussion and Analysis section of this proxy statement.

The Compensation and Human Resources Committee uses independent compensation consultants to assist the committee in the performance of its responsibilities. As part of its evaluation of potential compensation consultants, the committee considers all factors relevant to the consultant's independence from management and potential conflicts of interest in accordance with applicable SEC rules and NYSE listing standards. After selecting an independent compensation consultant, the committee periodically meets with that consultant throughout the year at such times as the committee deems appropriate, and receives reports and advice from the consultant on matters of executive compensation. The committee selected Meridian Compensation Partners to serve as its independent compensation consultant in 2024.

Corporate Governance, Sustainability and Director Affairs Committee

The Corporate Governance, Sustainability and Director Affairs Committee currently consists of Ms. Walker-Lee (Chair) and Mr. Stoelting. The Committee was comprised of three members for all of 2024 until February 17, 2025, when Ms. Chaibi retired from the Board. Mr. Bakker and Ms. Hodge joined the Board on February 17, 2025, but have not yet been appointed to any committees of the Board. The Board will give Mr. Bakker and Ms. Hodge the opportunity to attend all meetings of the committees at its next set of regular meetings in April and then will appoint them to the appropriate committees of the Board.

Each of the members of the Corporate Governance, Sustainability and Director Affairs Committee is independent as defined by the NYSE listing standards. The principal functions of the Corporate Governance, Sustainability and Director Affairs Committee, which met four times in 2024, are to:

- develop and recommend to our Board a set of corporate governance principles applicable to our

Company, including matters of Board organization, membership, compensation, independence and function, and committee structure and membership;

- take a leadership role in shaping our corporate governance;

- oversee ESG matters applicable to the Company and periodically review the Company's policies, governance structures, initiatives, strategies, disclosures and engagement with shareholders and other key stakeholders related to ESG matters;

- identify directors qualified to serve on the committees established by our Board;

- recommend to our Board the members and the chairperson for each committee to be filled by our Board;

- identify individuals qualified to become directors (consistent with the criteria approved by our Board) and to recommend candidates for directorships to be filled by our Board or by our shareholders;

Nominations of Directors

Our Company's Amended and Restated Bylaws have featured proxy access since 2017. Proxy access is provided to a shareholder, or a group of up to 20 shareholders, owning at least 3% of our Company's outstanding common stock continuously for at least three years. Eligible shareholders are permitted to nominate up to 20% of the total number of directors, rounded down to the nearest whole number (but not less than two), provided that the shareholders and nominees satisfy the requirements specified in the bylaws. Nominating shareholders are required to satisfy certain informational and procedural requirements, including (i) that such shareholders do not have an intent or objective to influence or change control of our Company and (ii) that their nominees will not have entered into any agreements as to how they will vote or act on different matters. Under the bylaws, we must receive notice of a shareholder's director nomination for the 2026 annual meeting of shareholders pursuant to the proxy access bylaw provision no sooner than October 20, 2025 and no later than November 19, 2025. If the notice is received outside that time frame, then we are not required to include the nominees in our proxy materials for the 2026 annual meeting of shareholders.

The Corporate Governance, Sustainability and Director Affairs Committee will also consider persons recommended by shareholders to become nominees for election as directors in accordance with the criteria set forth in the Corporate Governance Guidelines. The Corporate Governance, Sustainability and Director Affairs Committee will only review recommendations for director nominees from any shareholder or group of shareholders beneficially owning in the aggregate at least 5% of the issued and outstanding shares of our common stock for at least one year as of the date that the recommendation is made. Recommendations with respect to the 2026 annual meeting of shareholders must be submitted by November 19, 2025 for the recommendation to be considered by the Corporate Governance, Sustainability and Director Affairs Committee.

In identifying and evaluating nominees for director, the Corporate Governance, Sustainability and Director Affairs Committee believes that all directors should be financially literate and must be committed to understanding our Company and its industry, and must also possess the highest personal and professional ethics, integrity and values, and commitment to representing the long-term interest of the shareholders. Directors must also possess a diverse set of skills and experience with a background in areas that are relevant to our activities. Directors should also be inquisitive and have an objective perspective, practical wisdom, and mature judgment. Directors must be willing and able to devote whatever time is necessary to carry out their duties and responsibilities effectively. Directors will not be nominated unless they are willing to serve for an extended period of time.

The Corporate Governance, Sustainability and Director Affairs Committee considers diversity of viewpoint, background, industry knowledge and perspectives, as well as ethnic and gender diversity, as part of its overall evaluation of candidates for director nominees. Specifically, our criteria for director nominees, included as Appendix A to our Corporate Governance Guidelines, provide that directors should be selected so that our Board is composed of qualified individuals who reflect diversity of background, perspective, gender, race, and ethnicity.

For a timely recommendation submitted by a shareholder to be considered by the Corporate Governance, Sustainability and Director Affairs Committee, the candidate recommended by a shareholder must be "independent" as defined in the NYSE independence standards and SEC regulations, and meet the minimum expectations for a director set forth in our Company's Corporate Governance Guidelines. The Corporate Governance, Sustainability and Director Affairs Committee will have sole discretion whether to nominate an individual recommended by a shareholder. As to any candidate identified by the Corporate Governance, Sustainability and Director Affairs Committee to become a nominee, the candidate must possess the requisite qualifications, although the Corporate Governance, Sustainability and Director Affairs Committee need not require such nominee to be independent. Nevertheless, we strive to have all directors, other than those directors who are current or former members of our management, be independent as defined by the NYSE independence standards and SEC regulations.

Sustainability

We believe that sustainable business practices strengthen our Company by driving growth, increasing our connection with our stakeholders, and helping us better serve our customers and the communities in which we operate. At Regal Rexnord, sustainability encompasses a wide array of topics, including associate health and safety, environmental impact, anti-corruption and trade compliance, regulatory compliance, responsible sourcing, human rights, labor practices, ethics, risk mitigation, and diversity, engagement and inclusion.

We remain committed to our goals to reduce our carbon emissions and continue to focus on achieving Scope 1 and Scope 2 carbon emission neutrality by 2032, and Net Zero Scope 1, 2, and 3 emissions by 2050. In 2024, we furthered efforts to refine our environmental data reporting and accuracy, continuing to develop a strategy to achieve our scope 1 and scope 2 carbon emission neutrality by 2032, defining the relevant metrics to track our progress, and establishing a robust governance structure to drive accountability and execution.

Our Sustainability Report is available on our website at sustainability.regalrexnord.com. As discussed above, although our full Board remains ultimately responsible for the oversight of our sustainable business practices and related risks and opportunities, the Corporate Governance, Sustainability and Director Affairs Committee is responsible for oversight and review of our ESG policies, initiatives, strategies, disclosure, and engagement.

We have further demonstrated our commitment to sustainability in numerous ways, including:

- As we continue work to finalize greenhouse gas emissions data for 2024, initial data indicates we are trending toward a 9% reduction in absolute Scope 1 and 2 greenhouse gas emissions. On a sales adjusted basis, our greenhouse gas emissions is trending toward a nearly 5% reduction, year over year.

- Our growth strategy is aligned with developing environmentally-friendly solutions for our customers, including innovative products that reduce energy consumption, water usage, sound levels, and workplace injuries. As part of our mid-term strategic planning process, our business teams are required to outline opportunities to address rising demand for more energy-efficient products and to specify what they are doing to improve the environmental friendliness of our manufacturing operations.

- We continue to introduce more energy-efficient products in an effort to help our customers meet their sustainability goals. Approximately 60% of our product offerings either directly or indirectly support making our end users' applications more environmentally friendly. A recent example is our COPRA™ motorized impeller, with a proprietary airfoil. This product is more compact and approximately 10% more efficient as compared to its closest competitor. Our portfolio of direct drive fans significantly raises energy efficiency in HVAC, clean room and data center applications.

- To support our commitment to environmental protection and health and safety, our Compliance Citizenship Review framework enables us to annually assess each manufacturing facility's Environmental Management System and Health and Safety Management System. This process helps ensure accountability for environmental, health and safety initiatives and allows us to compare performance metrics year over year.

- Our Sustainability Champion Program continues to serve as a catalyst for knowledge, awareness and action, fostering a culture of sustainability throughout our organization. In 2024, four Sustainability Champion workshops were held with representation from 35 Regal Rexnord sites. Currently, the Sustainability Champion Program has 146 trained champions, providing coverage to 85 of our largest greenhouse gas emitting sites.

- We contribute to the communities where we live and work by supporting local charitable organizations and contributing a significant number of volunteer hours. In 2024, the Regal Rexnord Charitable Foundation allocated more than $1.1 million across 140+ non-profit organizations based in North American communities where our associates live and work. In addition to our Regal Rexnord Charitable Foundation giving, Regal Rexnord also contributed more than $1.1 million to charities in India through our regional Corporate Social Responsibility program.

- We foster a strong corporate culture that centers around our Regal Rexnord Values and promotes the highest standards of ethics and compliance for our business, including the Code that sets forth principles to guide the conduct of our associates, directors, officers and business partners.

- We maintain an Integrity Alert Line whereby concerns about potential violations of the Code can be reported via phone or the web on an anonymous and confidential basis. All Integrity Alert Line reports are reviewed and investigated.

- We have a strong internal audit function that tests key processes and controls that could be considered significant risks to the Company.

- We aim to continually improve workplace safety through our "zero harm" expectation, and report year-over-year total recordable incident rates (TRIR) and days away, restricted or transferred (DART) rates in our annual Sustainability Report. Since 2017, our Global TRIR improved by 40% from .92 to .55. Exiting the fourth quarter of 2024, our TRIR was 0.43. This compares favorably to a TRIR of 1.6 for the Motor and Generator Manufacturing Industry* and a TRIR of 2.7

for the Mechanical Power Transmission Equipment Manufacturing Industry.* Our commitment to safety is driven by continuously improving our Health and Safety Management System, prioritizing safety through leadership development and engaging and empowering all associates to make their workplace safer.

- We invest in training and continuous improvement activities through the Regal Rexnord Business System to enable our safety programs and drive improvements in safety, quality, delivery, cost, growth and sustainability. The Regal Rexnord Business System drives the achievement of Company-wide objectives through facilitated and effective goal alignment, collaborative problem-solving, and sharing of best practices, tools, skills and expertise.

- We have developed a cybersecurity program, overseen by the Company's Chief Information Security Officer, founded on a strong management approach, policy driven governance, standards and procedures, and execution of a comprehensive strategy that adapts to changing risks. Our cybersecurity policies are fully integrated into our overall risk management process and we have established and maintain a comprehensive Cyber Incident Response Policy that provides direction and guidance to address and manage security.

- Our Global Anti-Corruption Policy establishes firm parameters that reinforce our commitment to integrity and identify the actions taken to prevent all forms of bribery. Among other topics, our Code addresses the prevention of bribery and corruption, insider trading, due diligence for external business partners, trade compliance, conflicts of interest, labor and human rights, prevention of forced and child labor, and maintenance of accurate books and records.

- We conduct periodic audits and assessments based on management priorities, relying upon various sources including associate engagement survey responses, conflict of interest certifications, related party reporting and our Integrity Alert Line.

- We are an equal opportunity employer, emphasizing inclusion and committed to maintaining a workplace free of harassment and discrimination.

- We are determined to establish and maintain a work environment that allows all associates to feel valued for their unique backgrounds, perspectives and experiences, while also having a strong sense of belonging as a member of our team.

- We strive to create a diverse and inclusive work environment where every associate is seen, valued and heard. We believe that a more diverse workforce strengthens our ability to adapt to an evolving industry and provide innovative solutions that solve our customers' biggest challenges.

- Our global workforce includes individuals from varying backgrounds, cultures and experiences. We take deliberate actions to leverage the diverse strengths of our global associates. These actions include expanded talent acquisition efforts, proactive retention of talent, continued cultivation of our Employee Resource Groups, expanded community outreach, and advancing our responsible sourcing efforts.

* Source: 2023 U.S. Bureau of Labor Statistics average incident rates for companies operating in the Motor and Generator Manufacturing Industry (NAICS 335312) and the Mechanical Power Transmission Equipment Manufacturing Industry NAICS (333613).

Policies and Procedures Regarding Related Person Transactions

Our Board has adopted written policies and procedures regarding related person transactions. For purposes of these policies and procedures:

- a "related person" means any of our directors, executive officers, nominees, for director or a person who has a greater than 5% beneficial ownership, and any of their immediate family members, as well as any entity in which any of these persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest; and

- a "related person transaction" generally is a transaction in which we are a participant and the amount involved exceeds $120,000, and in which any related person has a direct or indirect interest.

The related person, the director, executive officer, nominee or beneficial owner who is an immediate family member of a related person, or the business unit or function/department leader of our Company responsible for a proposed related person transaction must notify our General Counsel of certain information relating to proposed related person transactions. If our General Counsel determines that a proposed transaction is a related person transaction subject to the policy, then he will submit the transaction to the Corporate Governance, Sustainability and Director Affairs Committee for consideration at the next committee meeting or, if expedited consideration is required, to the committee chair. The committee or chair, as applicable, will consider all the relevant facts and circumstances available regarding the proposed related person transaction and will approve only those related person transactions that are in, or are not inconsistent with, the best interests of

our Company and our shareholders. The chair is required to report to the committee at the next committee meeting any approval granted under the policy.

The policy also provides for ongoing review by the General Counsel of any amounts paid or payable to, or received or receivable from, any related person. Additionally, at least annually, the Corporate Governance, Sustainability and Director Affairs Committee is required to review any previously approved related person transactions that remain ongoing and have a remaining term of more than six months or remaining amounts payable to or receivable from us of more than $60,000. Based on all relevant facts and circumstances, the committee will determine if it is in the best interests of our Company and our shareholders to continue, modify or terminate the related person transaction.

If any of our CEO, Chief Financial Officer or General Counsel becomes aware of a pending or ongoing related person transaction that has not been previously approved under the policy, then the transaction must be disclosed to the Corporate Governance, Sustainability and Director Affairs Committee or its chair. The committee or the chair must then determine whether to amend or terminate the related person transaction, or take any other appropriate action. If the related person transaction is complete, then the committee or its chair will evaluate the transaction to determine if rescission of the transaction or any disciplinary action is appropriate.

In 2024, there were no proposed, pending or ongoing related person transactions subject to review by the Corporate Governance, Sustainability and Director Affairs Committee under the policy.

Meetings and Attendance

Our Board held four meetings in 2024. Each director attended at least 75% of the aggregate of (a) the total number of meetings of our Board and (b) the total number of meetings held by all committees of our Board on which the director served during 2024, in each case during the period in which the director was serving on our Board or the applicable committee.

Members of our Company's senior executive management who are not members of our Board participate in Board meetings to present information, make recommendations, and be available for direct interaction with members of our Board. They also support the work of the committees in liaison roles. Other Company leaders are invited to present information and interact directly with the directors as the Board deems necessary or desirable.

Directors are expected to attend our annual meeting of shareholders each year. All directors then serving attended the 2024 annual meeting of shareholders.

STOCK OWNERSHIP

Management and Board of Directors

The following table sets forth information, as of March 10, 2025, regarding beneficial ownership of our common stock by each director and nominee, each of our current named executive officers as set forth in the Summary Compensation Table, and all the directors and current executive officers as a group. As of March 10, 2025, no director or executive officer beneficially owned one percent or more of our common stock. On that date, the current directors and executive officers as a group beneficially owned less than one percent of our common stock. Except as otherwise indicated in the footnotes, all the persons listed below have sole voting and investment power over the shares of our common stock identified as beneficially owned.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1][2]	Restricted Stock Units[3]
Gerben W. Bakker[4]	-	-
Jan A. Bertsch	6,412	1,063
Stephen M. Burt	22,976	1,063
Theodore D. Crandall	6,207	1,063
Michael P. Doss	1,531	1,063
Hugo Dubovoy, Jr.	910	7,966
Michael F. Hilton	5,863	1,063
Rashida A. Hodge[4]	-	-
Jerry R. Morton	49,356	6,113
Louis V. Pinkham	249,379	33,177
Robert J. Rehard	96,105	9,771
Rakesh Sachdev	24,976	1,063
Curtis W. Stoelting	34,178	1,063
Robin A. Walker-Lee	3,513	1,063
Kevin J. Zaba	57,624	6,270
All current directors and executive officers as a group (18 persons)	**588,719**	**83,525**

[1] Includes shares subject to currently exercisable rights to acquire common stock and options exercisable within 60 days of March 10, 2025 as follows: Mr. Dubovoy: 902 shares; Mr. Morton: 31,504 shares; Mr. Pinkham: 143,636 shares; Mr. Rehard: 64,122 shares; Mr. Zaba: 37,418 shares; and all current directors and executive officers as a group: 294,810 shares.

[2] The amount shown for Mr. Stoelting includes 9,202 shares held in the Stoelting Family Trust dated February 15, 2023 over which Mr. Stoelting retains sole voting and investment power during his lifetime.

[3] This column includes shares of restricted stock or restricted stock units that are subject to forfeiture until they vest on either the first, second, or the third anniversary of the date of grant pursuant to the terms of the applicable vesting schedule.

[4] Mr. Bakker and Ms. Hodge were appointed to the Board on February 17, 2025.

Other Beneficial Owners

The following table sets forth information, as of December 31, 2024 or otherwise, as noted, regarding beneficial ownership by the persons known to us to own greater than 5% of our outstanding common stock, based on our review of the reports regarding beneficial ownership filed with the SEC in accordance with Sections 13(d) and 13(g) of the Exchange Act of 1934. The percentages included in the "Percent of Class" column have been calculated pursuant to Rule 13d-3(d)(1) under the Exchange Act of 1934 based on the number of shares of our common stock outstanding on March 10, 2025.

| | Amount and Nature of Beneficial Ownership | | | | | |
| | Voting Power | | Investment Power | | | |
Name and Address of Beneficial Owner	Sole	Shared	Sole	Shared	Aggregate	Percent of Class
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	0	22,768	6,703,090	85,504	6,788,594	10.23
Capital World Investors[2] 333 South Hope Street 55th Floor Los Angeles, CA 90071	6,644,254	0	6,653,960	0	6,653,960	10.0
BlackRock, Inc.[3] 50 Hudson Yards New York, NY 10001	6,207,986	0	6,416,307	0	6,416,307	9.7
FMR LLC[4] 245 Summer Street Boston, MA 02210	4,627,127	0	5,704,880	0	5,704,880	8.6

[1] This information is based on a Schedule 13G/A filed with the SEC by The Vanguard Group on February 13, 2024, which relates to beneficial ownership as of December 29, 2023.

[2] This information is based on a Schedule 13G/A filed with the SEC by Capital World Investors on March 8, 2024, which relates to beneficial ownership as of February 29, 2024

[3] This information is based on a Schedule 13G/A filed with the SEC by BlackRock, Inc. on February 5, 2025, which states that all shares are beneficially owned by BlackRock, Inc., a parent holding company, and on behalf of its wholly owned subsidiaries (i) BlackRock Life Limited; (ii) BlackRock Advisors, LLC; (iii) Aperio Group, LLC; (iv) BlackRock (Netherlands) B.V.; (v) BlackRock Institutional Trust Company, National Association; (vi) BlackRock Asset Management Ireland Limited; (vii) BlackRock Financial Management, Inc.; (viii) BlackRock Asset Management Schweiz AG; (ix) BlackRock Investment Management, LLC; (x) BlackRock Investment Management (UK) Limited; (xi) BlackRock Asset Management Canada Limited; (xii) BlackRock Investment Management (Australia) Limited; (xiii) BlackRock Advisors (UK) Limited; (xiv) BlackRock Fund Advisors; (xv) BlackRock Fund Managers Ltd.; (xvi) SpiderRock Advisors, LLC; and (xvii) BlackRock (Luxembourg) S.A.

[4] This information is based on a Schedule 13G/A filed with the SEC by FMR LLC on February 12, 2025, which states that all shares are beneficially owned by FMR LLC, a parent holding company, and on behalf of its wholly owned subsidiaries (i) FIAM LLC IA; (ii) Fidelity Diversifying Solutions LLC IA; (iii) Fidelity Institutional Asset Management Trust Company BK; (iv) Fidelity Management & Research Company LLC IA; (v) Fidelity Management Trust Company BK; and (vi) Strategic Advisers LLC IA and by Abigail P. Johnson, who is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Abigail P. Johnson has sole investment power over 5,704,880 shares.

PROPOSAL 2

ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We are seeking an advisory vote of our shareholders on the compensation of our NEOs, as required by Section 14A of the Securities Exchange Act of 1934, as amended. Our Board recommends that you vote in favor of a resolution approving the compensation of our NEOs as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis section and the tables and narrative discussion contained in this proxy statement on pages 51 to 72. Since the vote is advisory in nature, the results will not be binding on our Board or our Compensation and Human Resources Committee. However, if there is a significant vote against our executive compensation policies and procedures, our Board and our Compensation and Human Resources Committee will carefully evaluate whether any actions are necessary to address those concerns. We intend to hold our next advisory vote on the compensation of our NEOs at our annual meeting in 2026.

OUR BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

COMPENSATION DISCUSSION AND ANALYSIS

Our Named Executive Officers

This Compensation Discussion and Analysis provides detailed information about our compensation programs for our Named Executive Officers (our "NEOs") for fiscal year 2024. Our NEOs for fiscal year 2024 were:

    

LOUIS V. PINKHAM	**ROBERT J. REHARD**	**JERRALD R. MORTON**	**KEVIN J. ZABA**	**HUGO DUBOVOY, JR.**
Chief Executive Officer	Executive Vice President, Chief Financial Officer	Executive Vice President & President, Industrial Powertrain Solutions segment	Executive Vice President & President, Automation and Motion Control segment	Executive Vice President, General Counsel and Corporate Secretary*

*   Mr. Dubovoy joined the Company on March 11, 2024 as Executive Vice President and General Counsel. He was designated as an executive officer of the Company by the Board on April 23, 2024, at which time he also assumed the role of Corporate Secretary.

Executive Compensation Philosophy

Overview

We have designed our executive compensation program to attract, motivate, and retain a team of highly qualified executives who will execute our overall strategy, achieve our business objectives, and drive innovation. We believe that the compensation of our NEOs should be structured so that their interests are aligned with the long-term interests of our shareholders. As such, our program encourages executives to achieve our short-term and long-term goals by offering "at risk" compensation, the value of which is ultimately determined by future performance, without creating undue risk-taking behavior nor overly emphasizing short-term performance at the expense of sustained long-term value creation. This core pay-for-performance philosophy is embedded in the design of our executive compensation program.

In order to attract, motivate, and retain talented executives, we believe we should offer overall compensation that is competitive in the marketplace. As a result, we set total target direct compensation levels that are competitive with a peer group of other global corporations of similar size, value, and complexity.

Consistent with our pay-for-performance philosophy, we believe our NEOs should have the opportunity to earn above-market total target direct compensation if the Company performs well, but that they should earn below-market total target direct compensation if it does not.

Role of "say on pay" in our philosophy and in determining compensation

Each year management and the Compensation and Human Resources Committee of the Board of Directors (for purposes of this Compensation Discussion and Analysis, the "Committee") evaluate the results of our shareholders' non-binding vote on our NEOs' compensation (the "say on pay" vote) and consider other shareholder inputs to determine whether our shareholders

believe we need to change our compensation philosophy or practices. Most recently, in April 2024, our shareholders supported our NEOs' compensation with more than 98% of the shares that were voted being cast in favor. Consistent with this strong vote of shareholder approval, we took care to retain all key elements of our continuing commitment to pay for performance.

Key compensation policies and practices

What We Do	What We Do NOT Do
✅ Pay for Performance	✖ No Agreements With Gross-Ups for Taxes
✅ Balance Long-Term and Short-Term Incentives	✖ No Excessive Change in Control Agreements
✅ Use Multiple Performance Metrics, Including a Relative Metric, for Incentive Compensation	✖ No Cash Buyouts or Repricing of Options
✅ Benchmark Compensation Against an Appropriate Peer Group	✖ No Guaranteed Bonuses or Salary Increases
✅ Maintain a Compensation Recovery (Clawback) Policy that extends beyond Dodd-Frank requirements	
✅ Monitor for Risk-Taking Incentives	
✅ Maintain Stringent Stock Ownership Requirements	
✅ Prohibit Hedging and Pledging	
✅ Limit Perquisites	
✅ Engage an Independent Compensation Consultant	
✅ Hold Executive Sessions at each Committee Meeting	
✅ Use Double-Trigger for Change in Control Agreements and Equity Awards	

Alignment of our NEOs' 2024 compensation with financial performance

We believe our executive compensation in fiscal 2024 aligned well with the objectives of our compensation philosophy and with our corporate performance. Despite significant end market headwinds during fiscal 2024, the Company achieved several key financial performance milestones in fiscal year 2024, including:

- Revenue: Our reported sales were $6.03 billion

- Adjusted EBITDA Margin of 22.1%*

- Adjusted Free Cash Flow of $511.8

- Adjusted Diluted Earnings Per Share: $9.12

- Paid down $938 million of gross debt, exceeding our annual target

- Delivered $101 million of synergies, exceeding our target by $11 million

- Capital deployment: We continued our practice of paying a dividend every quarter — something we have done without interruption since January 1961.

For the 2024 Incentive Compensation Plan ("ICP") metrics, the Company's performance against established targets fell short of our internal earnings per share ("EPS") target and above target payout for each of the Adjusted Free Cash Flow Conversion and policy deployment targets. Following the conclusion of fiscal 2024, the Committee reviewed and discussed the Company's achievement of the fiscal 2024 objectives and its financial results. As calculated, the Company's performance against established targets resulted in a total Company 2024 ICP payout, which represents 100% of the payout for Mr. Pinkham, Mr. Rehard and Mr. Dubovoy, and 40% of the payout for Mr. Morton and Mr. Zaba, of 97% of target. At management's request, under its authority and upon discussion with management, the Committee exercised negative discretion to reduce the 2024 IPC payout to 87.3% of target. In making its determination, the Committee considered the Company's strong Adjusted Free Cash Flow Conversion and policy deployment performance in the context of EPS performance that fell below established targets. See "ICP Results for 2024" for additional information.

Our NEOs who are corporate leaders, Mr. Pinkham, Mr. Rehard, and Mr. Dubovoy ("Corporate NEOs"), have annual cash incentives based 90% on total Company financial performance measures and 10% on a policy deployment metric that consists of a weighted average of operating segments' performance against the segment-specific policy deployment metrics ("Total Company Policy Deployment"). Our NEOs who are presidents of our operating segments, Mr. Morton and Mr. Zaba ("Segment NEOs"), have annual cash incentives based 40% on total Company performance, with the remaining 60% based on their respective segment-level measures and results, including policy deployment metrics that are tailored to each operating segments' key strategic objectives. The ICP performance measures applicable to our NEOs are described further below under "Annual Cash Incentives — ICP Performance Measures for 2024", and the Committee's determination of the annual cash incentives is described further below under "Annual Cash Incentives — Targets and Target-Setting Methodology".

The Committee approved the payout of shares dictated by the formula underlying our performance share unit awards ("PSUs") granted in 2022, with a performance period of fiscal years 2022 to 2024, at a level of 90% of target. This was comprised of an achievement level of 0% of target for total shareholder return ("TSR") and an achievement level of 179% of target for return on invested capital ("ROIC"), both over the three-year performance period.

This section includes non-GAAP financial measures which management uses to evaluate our business and make operating decisions. We believe these measures help demonstrate the close alignment of our NEOs' compensation with the Company's financial performance. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are attached as Exhibit A.

* Excludes results of the Industrial Systems operating segment, as the industrial motors and generators businesses that comprised a majority of this operating segment were divested effective April 30, 2024.

Percentage of "at risk" compensation

To focus on both our short and long-term success, our NEOs' target total direct compensation includes a significant portion that is "at risk" because the value of such compensation is determined based on the achievement of specified results or subject to forfeiture. This "at risk" compensation includes compensation elements intended to reward the achievement of both short- and long-term financial goals. If these goals are not achieved, then performance-related compensation will decrease. If these goals are exceeded, then performance-related compensation will increase.

Payments under our ICP are "at risk" because they are dependent on achievement of one-year performance goals. In addition, compensation paid in the form of equity awards, such as restricted stock units ("RSUs"), stock appreciation rights ("SARs"), and PSUs, is at-risk

because the value of these awards varies with changes in our stock price and is impacted by our financial performance. By creating a compensation package where a considerable percentage is paid in equity awards that are subject to vesting over multiple years or dependent on achieving multi-year performance goals, our NEOs have a significant stake in our long-term success and are aligned with the interests of our shareholders.

As shown in the following charts, 90% of the CEO's target compensation and, on average, 80% of the other NEOs' target compensation was at risk in fiscal 2024. For purposes of this disclosure, target compensation includes annual base salary as in effect on December 31, 2024, target annual incentive awards for fiscal 2024, and grant date fair value of fiscal 2024 long-term incentive awards.





Changes to our compensation program in 2024 that impacted our NEOs

The Committee adopted the following changes to our compensation program in 2024 that impacted our NEOs:

- **Resumed Singular Performance Period for ICP.** With the acquisition of Altra Industrial Motion Corp. ("Altra") and realignment of our operating segments in 2023, the Committee determined it was appropriate to evaluate the NEOs' 2023 compensation in two separate ICP performance periods. By contrast, in 2024, our segment structure remained consistent for the duration of the year, so we returned to assessment of ICP on the basis of a single performance period consisting of the entire fiscal year.

- **Changes to the ICP Adjusted Free Cash Flow Conversion Measure.** For the portion of our NEOs' 2024 ICP payout that is based on total Company Adjusted Free Cash Flow Conversion, the Committee approved changes to this measure that include adjustments for amortization net of tax. The Committee believed this adjustment was necessary and appropriate because amortization is a large non-cash item which may distort results. This adjustment helps to more accurately evaluate our business results and further align this measure with our pay for performance philosophy.

- **Replaced Days Inventory Outstanding ("DIO") with Adjusted Free Cash Flow Conversion in Segment ICP plans.** For the portion of our NEOs' 2024 ICP that is based on segment performance, the Committee approved replacement of the DIO metric, weighted at 35% for 2023, with Adjusted Free Cash Flow Conversion, weighted at 40%, with the policy deployment metric being reduced to a 15% weighting and Adjusted EBITDA remaining weighted at 45%. The Committee determined that this change was appropriate to align the ICP with the Company's strategic objectives related to Adjusted Free Cash Flow Conversion and to pay down debt, and to align with the ICP measures for total Company performance.

- **Total Shareholder Return PSU Comparator Group Changed to S&P 900 Industrials Sub-Index.** The Committee approved changing the comparator group for the 2024 TSR metric for PSU awards from our peer group to companies in the S&P 900 Index that are part of the Industrials Sector as indicated by the Global Industry Classification Standard ("S&P 900 Industrials Sub-Index"). The Committee determined that this change would provide a more robust sample size comprised of a blend of companies, many of which are similar to our size as measured by revenue and market capitalization. The Committee believes that this change will allow for a more accurate assessment of our TSR performance relative to comparable companies.

- **Changes to the Supplemental Retirement Plan.** Effective as of January 1, 2024, we made changes to the Supplemental Retirement Plan ("SRP") that included permitting NEOs and other highly compensated employees to defer up to 75% of their base salary. We also finalized and approved a further amendment and restatement of our SRP, effective April 2024 to allow eligible employees, including NEOs, to defer RSUs and PSUs. No Company matching contribution will be made with respect to such deferrals under the Amended and Restated SRP.

- **Adopted Supplemental Recovery (Clawback) Policy.** The Committee approved adoption of a Supplemental

Recovery Policy that builds on the existing compensation recovery (clawback) policy by expanding: (1) the scope of associates who may be subject to recovery to include all current and former employees and independent contractors; (2) the forms of compensation covered to include, among others, any compensation granted under any equity or cash incentive plan, whether time-vesting or performance vesting; and (3) the circumstances that may give rise to compensation recovery to include, among others, certain types of misconduct. The Committee agreed that this expanded scope was prudent to ensure coverage for additional circumstances where recovery is equitable and fair, in further alignment with the Company's integrity value and extending beyond the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") requirements.

Anticipated changes to our compensation program in 2025 that impact our NEOs

The Committee has approved, or anticipates approving, the following changes to our compensation program that will impact our NEOs in 2025:

- **Changes to the Long-Term Incentive Compensation Mix.** The Committee approved changing our long-term incentive award mix for 2025 to a mix of 60% PSUs and 40% RSUs, in contrast to the 2024 mix of 50% PSUs, 25% RSUs and 25% SARs. The Committee determined that it was appropriate to eliminate SARs and increase the proportion represented by PSUs in 2025 to increase alignment of our NEO compensation with our strategic objectives and performance, and remain competitive with industry pay practices.

- **New 2025 PSU Design.** For 2023 and 2024, the Committee had approved TSR as the single metric for our PSU design given the challenges associated with calculating ROIC stemming from the Company's merger with Rexnord Corporation's Process & Motion Control Business ("Rexnord PMC") and subsequent Altra acquisition. With these transactions completed, and given the financial and strategic importance of continuing to deliver on the Company's cost and cross-sell synergy capture commitments, for 2025, the

Committee approved PSU awards with three equally weighted performance measures: ROIC, TSR, and Synergy Achievement. Additionally, the 2025 PSUs will be eligible for a limited revenue growth multiplier if the Company achieves revenue growth above target.

- **Renaming of Growth Initiative Measure and Weighting Change for ICP.** To make clearer that the Total Company Policy Deployment measure in the ICP is linked to revenue growth, in 2025, this metric was renamed Revenue Growth Initiatives ("RGI"). In addition, in 2025, ICP metrics will remain the same as in the 2024 ICP, but will be re-weighted to place more emphasis on growth. The Committee determined increased weighting toward EPS and RGI in the case of total Company ICP, and EBITDA and RGI in the case of operating segment ICP, will more closely align performance factors with the Company's strategic initiatives and growth objectives, and will effectively align ICP payouts with the achievement of Company goals.

Setting Executive Compensation

Our Board's role in setting NEO compensation

The Board's primary role in setting our NEOs' compensation is:

- to annually review and consider our compensation philosophy;

- to appoint the members of the Committee; and

- to review and approve certain recommendations of the Committee relating to executive compensation.

Our Committee's role in setting NEO compensation

The Committee consists entirely of independent directors who are "non-employee directors" for purposes of the Securities Exchange Act of 1934. The current members of the Committee are Mr. Hilton (Chairman), Mr. Doss, and Mr. Sachdev. The Committee's primary roles in setting our NEOs' compensation are:

- to determine the components of our executive compensation program, consistent with the compensation philosophy determined by our Board;

- to determine the executive compensation packages offered to our NEOs; and

- to administer the ICP and our long-term equity incentive plans and make awards under our plans.

The Committee reviews data from market surveys from our established peer group and retains an independent compensation consultant to assess our competitive position with respect to executive compensation. The Committee takes various factors into account in setting compensation levels and does not use a formulaic approach, but generally seeks to closely align target total direct compensation (i.e., the sum of base salary, target annual cash incentive opportunity and target long-term incentives) with our peer group and the survey median.

Our CEO's role in setting NEO compensation

In its decision-making process, the Committee receives and considers the recommendations of our CEO with respect to compensation to be paid to our NEOs other than himself. Our CEO makes no recommendation with respect to his own compensation.

Our independent compensation consultant's role in setting NEO compensation

The Committee periodically solicits proposals from independent compensation consultants to assist the Committee in the performance of its responsibilities. As part of its evaluation of potential compensation consultants, the Committee considers all factors relevant to the consultant's independence from management and potential conflicts of interest in accordance with applicable SEC rules and NYSE listing standards. After selecting an independent compensation consultant, the Committee periodically meets with that consultant throughout the year at such times as the Committee deems appropriate and receives reports and advice from the consultant on matters of executive compensation.

Our annual process requires evaluation of our compensation consultant's independence and the independence of the individual representatives who serve as consultants, including considering factors contained in applicable SEC rules and NYSE listing standards. Meridian Compensation Partners ("Meridian") served as the Committee's independent compensation consultant in 2024.

In setting compensation for 2024, the Committee directed Meridian to assemble compensation data for our NEOs and compare the data against aggregated peer group proxy data and general industry survey data for persons holding similarly situated positions in our peer group. In setting compensation levels for NEOs, we consider compensation within a 15% range above or below the 50th percentile of peer group data to be at approximately the median level.

The Committee's policy is to review the composition of the peer group we use for this purpose every year for potential changes in light of acquisitions, changes in comparable revenue size, or other factors it deems appropriate.

In reviewing our peer group for potential updates in 2024, the Committee selected companies that it believed to be comparable to our Company by generally using the following criteria:

- Comparable revenue (target companies with annual revenues ranging from approximately 0.5 to 3.0 times our estimated annual revenues and with an overall median revenue that approximates ours based on estimated revenues for 2024;

- Comparable market capitalization;

- Similar industry (companies competing in an industry similar to ours that have the level of complexity and business model similar to ours); and

- Competition for talent (companies that we compete with for executive talent).

After completing its review in consultation with Meridian, the Committee decided to use the same peer group for 2024 as it used in 2023.

For 2024, the 19 companies in our peer group for purposes of NEO benchmarking were:

AMETEK, Inc.	Brunswick Corporation	Carlisle Companies Incorporated
Dover Corporation	EMCOR Group, Inc.	Hubbell Incorporated
Ingersoll Rand Inc.	Leggett & Platt, Incorporated	Lennox International Inc.
Masco Corporation	Owens Corning	Parker-Hannifin Corporation
Rockwell Automation, Inc.	Snap-On, Inc.	Stanley Black & Decker, Inc.
The Timken Company	Trane Technologies Plc	Westinghouse Air Brake Technologies Corporation
Xylem Inc.		

Meridian benchmarked our executive compensation opportunities using our 2024 peer group as the primary benchmark and to general industry survey data based on appropriate size as an additional benchmark. We did not influence the selection of these surveys. We believe these benchmarks help to broaden the Committee's understanding of market trends and practices.

In reviewing and analyzing this data, Meridian considered information for each NEO position with respect to the following elements of total compensation:

- Base salary;
- Target annual cash incentive under the ICP;
- Target total cash compensation (salary and target annual cash incentive);
- Target of annual long-term incentives at grant-date value; and
- Target total direct compensation (sum of target cash and target long-term incentives).

As a result of its 2024 review, the Committee approved increases to target total cash compensation for some NEOs as described below. The Committee determined that these increases were consistent with our pay for performance compensation philosophy and aligned the target total direct compensation of our NEOs to market data.

During 2022, the Committee also reviewed market data relating to perquisites provided to our NEOs using the same peer group and general industry survey data provided by Meridian discussed above. Consistent with prior years, we continued to limit the perquisites that we provide our NEOs.

In addition to benchmarking and peer group analysis, Meridian also supported the Committee by advising with respect to the Company's incentive plans, reviewing the Compensation Discussion and Analysis portion of our proxy statement, and advising on other topics as requested by the Committee.

The Elements of Total Compensation

In 2024, we achieved our executive compensation objectives through the following programs. All of our NEOs participated in these programs unless otherwise noted below.

Program	Description	Period
Cash Compensation		
Base Salary	Competitive pay based on scope, experience, and performance	Annual
Cash Incentive (ICP)	Annual cash incentive with target awards established for each participating associate Payment under ICP is based on performance against key financial goals at both the total Company and segment level. For our NEOs who are corporate officers, ICP is based 90% on total Company financial performance and 10% on segment performance. For our NEOs who are segment presidents, ICP is based 40% on total Company performance and 60% on segment performance. Payments can be higher (subject to a maximum) or lower than target, based on results, and are paid in a single payment following the end of the performance period.	Annual
Long Term Incentive ("LTI") Equity Awards		
SARs	SARs are the right to receive stock in an amount equal to the appreciation in value of a share of stock over the base price per share. The base price per share of all the SARs is equal to the closing market price of our common stock on the date of grant so that SARs will have value only if the market price of our common stock increases after the grant date. As disclosed above, although SARs were included as a component of the 2024 LTI equity awards, we have not granted SARs in 2025.	Three years (ratable vesting on the first three anniversaries of the grant date)
RSUs	RSUs are the right to receive a share of our common stock upon the vesting date specified in the award, if the NEO remains employed on the vesting date.	Three years (ratable vesting on the first three anniversaries of the grant date)
PSUs	The right to receive a share of our common stock upon achievement of the performance conditions specified in the award, if the NEO remains employed on the vesting date. For PSUs granted in 2024, the PSUs are based on a performance metric of TSR, relative to the S&P 900 Industrials Sub-Index.	Three years (cliff vesting)

Program	Description	Period	Principal Reasons for Providing
Retirement Programs			
Retirement (401(k)) Savings Plan	Participants are eligible to contribute a portion of their compensation, up to the limits imposed by the Internal Revenue Service, and we make a matching contribution equal to 100% of the first 2% contributed by a participant, plus 50% of the next 4% contributed by a participant (up to a maximum of 4%).	N/A	Retention and competitive practices
Regal Beloit America, Inc. Pension Plan (the "Regal Pension Plan")	Defined benefit pension plan that covered substantially all employees of Regal Beloit America, Inc., a subsidiary of the Company, who were compensated on a salaried basis. A number of plans have been merged into the Regal Pension Plan, including the former Regal Power Transmission Solutions Pension Plan, which was merged effective January 1, 2017 and frozen with no new accruals effective February 1, 2020.

Of our NEOs, Mr. Morton is the only participant in the Regal Pension Plan. | N/A | Retention and competitive practices |
Supplemental Retirement Plan	Defined contribution retirement plan that permits executives to defer base salary and receive various Company contributions	N/A	Retention and competitive practices
Other Executive Benefits			
Company Car	Our NEOs have use of a company car for business and personal travel or car expense reimbursement.	Annual	Competitive practices
Periodic Perquisites and Executive Benefits	Specific benefits are offered to different groups of executive officers based on business purpose, but may include: relocation, use of company airplane, and initiation or membership dues to clubs and professional organizations.

Any such periodic perquisites are included in the Summary Compensation Table with explanatory footnotes. | Periodic | Competitive practices, protection of Company assets and/or focus on Company business with minimal disruption |
| Life Insurance | Company-paid term life insurance | Annual | Competitive practices |
| Disability Benefits | Short-term disability benefit of up to six months of base salary replacement

Long-term disability benefit of 60% base salary replacement | N/A | Competitive practices |
| Welfare Benefits | Company-paid executive physical examination

Medical, dental, and other welfare benefits | Annual | Competitive practices |

Base Salaries

We determine base salaries for our NEOs based upon job responsibilities, level of experience, individual performance, and expectations with respect to contributions to our future performance, as well as comparisons to the salaries of executives in similar positions as compared to our peer group. With the exception of Mr. Dubovoy, early in 2024, the Committee set the base salaries of our NEOs in accordance with these factors. Mr. Dubovoy joined the Company in March 2024 and his base salary was established by the Committee consistent with our general approach of paying base salaries within a range of the median level of similarly situated executive officers in the peer group and general industry data. Effective as of December 31, 2024, the base salaries of our NEOs were as follows:

Name	Base Salary	Change from 2023
Louis V. Pinkham	$ 1,200,000	-
Robert J. Rehard	$ 756,840	6.0 %
Jerrald R. Morton	$ 551,050	7.0 %
Kevin J. Zaba	$ 598,500	5.0 %
Hugo Dubovoy, Jr.	$ 500,000	N/A

In setting base salary levels, the Committee compared the NEOs' base salary levels to the salary levels of the executive officers in our peer group based on proxy statement data and general industry data from Meridian's executive compensation database and made changes accordingly.

As shown in the table above, the base salary for some of our NEOs increased during 2024. The Committee determined that these increases were appropriate taking into account their respective performance and comparing their base salaries with the median base salaries for their respective positions in our 2024 peer group companies.

After taking 2024 changes into effect, the base salary for each of our NEOs were determined to be within an established target range of the median level compared to the median base salaries of similarly situated executive officers in the data reviewed by the Committee. The base salary levels set by the Committee did not affect decisions regarding other compensation elements.

Annual Cash Incentives

Overview

In fiscal year 2024, we provided annual cash incentive awards through our ICP. Under the ICP, annual cash incentive awards are paid out based on the Company's achievement of performance goals related to certain key financial measures. Early in 2024, the Committee set performance goals (as described below under "ICP Performance Measures for 2024") and a targeted level of annual cash incentive compensation for each NEO that could be earned for achievement of target performance. In contrast to the 2023 ICP's use of two six-month performance periods due to mid-year restructuring, in 2024, we used a single performance period of the entire fiscal year to measure ICP performance.

Our Corporate NEOs had 2024 ICP payout targets based 90% on measures related to total Company financial performance and 10% on a policy deployment metric that consists of a weighted average of each operating segments' performance against segment-specific policy deployment metrics. This allocation, which reflects heavier weighting toward total Company performance, serves to emphasize the importance of corporate officers' focus on total Company performance objectives that are critical to stakeholder success.

Our Segment NEOs had 2024 ICP payout targets based 40% on total Company performance and 60% on measures related to performance for their respective operating segments. The segment-level portion of their ICP includes policy deployment metrics that are tailored to each operating segment's key strategic objectives.

Targets and Target-Setting Methodology

The Committee, in consultation with Meridian and our CEO (other than with respect to his own compensation), set annual cash incentive targets under the ICP near the median level with respect to each respective position held by our NEOs relative to our peer group. Our NEOs whose annual cash incentive targets under the ICP were set near the median level were given the opportunity to earn above median annual cash incentive awards if the Company-wide financial targets under the ICP plan were exceeded, while being at risk of receiving below median awards (or no awards at all) if our financial performance did not meet the targeted results. For 2024, the target cash incentive amounts for each of our NEOs are set forth in the table below. For 2024, we did not change the target cash incentives as a percentage of base salary for any of our continuing NEOs. The Committee established the 2024 target cash incentive amount for Mr. Dubovoy, who joined the Company in March 2024, at a level consistent with our general approach of setting annual cash incentive targets near the median level of similarly situated executive officers in the peer group and general industry data.

If each of the applicable financial performance goals were achieved at the target level, then the NEO would receive their target amount. However, if one or more of the applicable financial performance goals was achieved above or below the target level, then the NEO's actual incentive compensation would be higher or lower than the target amount (ranging from zero to two times the target amount).

Our NEOs' base salaries as of December 31, 2024 were used for purposes of determining the ICP payouts for 2024.

Name	Target % of Base Salary	Target $ Amount
Louis V. Pinkham	135%	$ 1,620,000
Robert J. Rehard	85%	$ 643,314
Jerrald R. Morton	80%	$ 440,840
Kevin J. Zaba	80%	$ 478,800
Hugo Dubovoy, Jr.	65%	$ 325,000

ICP Performance Measures for 2024

As disclosed earlier in this proxy statement, our Corporate NEOs had ICP payout targets based 90% on measures related to total Company financial performance and based 10% on Total Company Policy Deployment, whereas our Segment NEOs have their ICP payout based 40% on total Company performance and 60% on operating segment performance, including policy deployment metrics that are tailored to each operating segment's key strategic objectives.

The performance goals for our operating segments were tailored to align with each individual segment's financial performance and strategic objectives. Examples of the policy deployment metrics selected for our three operating segments include revenue growth targets for specific products, cost synergies, cost savings, innovation metrics, and customer service level metrics. Due to the highly strategic and confidential nature of these objectives and the likelihood that disclosure would result in competitive harm to the Company, we have elected to disclose only our segments' performance against their overall policy deployment goals.

Consistent with prior years, our ICP as originally established may exclude the impact of certain extraordinary or non-recurring events. For the portion of our NEOs' payout based on total Company and operating segment performance, the ICP performance measures were adjusted only for the sale of the industrial motors and generators business, effective April 30, 2024.

Total Company Performance Goals

Our total Company performance measures were Adjusted Earnings Per Share, Adjusted Free Cash Flow Conversion, and Total Company Policy Deployment. We selected these measures because we consider them to be fundamental operational metrics of our business for 2024 that are directly tied to shareholder value.

We defined these performance measures in the total Company ICP as follows:

- "Adjusted Earnings Per Share" means adjusted diluted earnings per share as reported in our earnings release for the fiscal year ended December 31, 2024.

- "Adjusted Free Cash Flow Conversion" for purposes of the Corporate ICP means adjusted free cash flow as a percentage of adjusted net income (plus intangible amortization, net of taxes).

- "Total Company Policy Deployment" is a weighted average of each operating segment's performance against segment-specific policy deployment metrics. It is intended to align total Company ICP payout with the performance of our businesses and their respective goals.

For our total Company performance, the following targets were approved by the Committee:

Total Company Performance Measures	Weight	Threshold	Target	Maximum
Adjusted Earnings Per Share	45%	$ 9.08	$ 10.08	$ 10.59
Adjusted Free Cash Flow Conversion	45%	90%	100%	110%
Total Company Policy Deployment[1], which is a weighted average of segment policy deployment measures	10%			

[1]   Due to the highly-strategic and confidential nature of the specific policy deployment objectives that were selected by our operating segments, disclosure of the threshold, target, and maximum achievement levels for those objectives would result in competitive harm to the Company. However, goals are set at levels we believe to be challenging but achievable in connection with strong performance. Payout results for each operating segment's overall policy deployment goal is disclosed below.

Operating Segment Performance Goals

The performance goals for each of our operating segments were segment-level Adjusted EBITDA, Adjusted Free Cash Flow Conversion, and policy deployment.

The Company selected Adjusted EBITDA and Adjusted Free Cash Flow Conversion because we considered them to be fundamental operational metrics for all operating segments that, when improved, would improve year-over-year segment-level performance. As noted above, the Committee determined it was appropriate to replace DIO with Adjusted Free Cash Flow Conversion. Although DIO ensures a strong focus on inventory management and reduction across the business, it is only one component contributing to the overall health of free cash flow, and the Committee desired to increase focus on free cash flow.

In support of our pay-for-performance philosophy, our policy deployment metrics align ICP payout with each operating segment's strategic goals, our Regal Rexnord Business System, and our organization-wide focus on 80/20 and lean processes. We have included only detailed discussion regarding the policy deployment metrics for segments relative to our NEOs below.

The portion of Mr. Morton's 2024 ICP payout that is based on operating segment performance is based on the performance of the Industrial Powertrain Solutions ("IPS") operating segment. The portion of Mr. Zaba's 2024 ICP payout that is based on operating segment performance is based on the performance of the Automation and Motion Control ("AMC") operating segment.

We defined Adjusted EBITDA in the ICP as follows:

- "Adjusted EBITDA" means net income adjusted for (i) interest expense, (ii) interest income, (iii) taxes, (iv) restructuring and related costs, (v) transaction and integration related costs, (vi) impairments and exit-related costs, (vii) goodwill impairment, (viii) inventory and operating lease asset step up adjustment, (ix) (gain) loss on sale of assets and loss on assets held for sale, (x) depreciation, (xi) amortization, and (xii) share-based compensation.

- "Adjusted Free Cash Flow Conversion" for the purposes of the operating segment ICP performance means adjusted free cash flow as a percentage of Adjusted EBITDA.

For the 60% portion of Mr. Morton's 2024 ICP payout based on the performance of our IPS operating segment, the following targets were approved by the Committee:

Segment Performance Measures	Overall ICP Weight	Threshold	Target	Maximum
IPS Adjusted EBITDA ($ in millions)	45%	$ 605.6	$ 672.9	$ 706.6
IPS Adjusted Free Cash Flow Conversion	40%	90%	100%	110%
IPS policy deployment measures[1]	15%			

[1]   Due to the highly-strategic and confidential nature of the specific policy deployment objectives that were selected by our operating segments, disclosure of the threshold, target, and maximum achievement levels for those objectives would result in competitive harm to the Company. However, goals are set at levels we believe to be challenging but achievable in connection with strong performance. Payout results for each operating segment's overall policy deployment goal is disclosed below.

For the 60% portion of Mr. Zaba's 2024 ICP payout based on the performance of our AMC operating segment, the following targets were approved by the Committee:

Segment Performance Measures	Overall ICP Weight	Threshold	Target	Maximum
AMC Adjusted EBITDA ($ in millions)	45%	$ 411.1	$ 456.8	$ 479.6
AMC Adjusted Free Cash Flow Conversion	40%	90%	100%	110%
AMC policy deployment measures[1]	15%			

[1] Due to the highly-strategic and confidential nature of the specific policy deployment objectives that were selected by our operating segments, disclosure of the threshold, target, and maximum achievement levels for those objectives would result in competitive harm to the Company. However, goals are set at levels we believe to be challenging but achievable in connection with strong performance. Payout results for each operating segment's overall policy deployment goal is disclosed below.

The payout structure for both total Company and our operating segments was designed to reward performance where results are greater than target and reduce the bonus where results are less than target. If the maximums were met for any of the performance metrics, then the NEOs would be eligible to receive up to 200% of their target amount for that metric. If the targets were met for any of the performance metrics, then the NEOs would be eligible to receive 100% of their target amount for that metric. If only the thresholds (or below) were met for any of the performance metrics, then the NEOs would be eligible to receive 0% of their target amount for that metric. If the actual results were to fall between threshold and target, or target and maximum, then the payout percentage would be interpolated between threshold and target, or target and maximum, respectively.

ICP Results for 2024

Our total Company results, which represent 100% of the payout for Mr. Pinkham, Mr. Rehard, and Mr. Dubovoy, and 40% of the payout for Mr. Morton and Mr. Zaba, were as follows:

Total Company Performance Measures	Weight	Actual Results	Payout %
Adjusted Earnings Per Share	45%	$ 9.12	1.8%
Adjusted Free Cash Flow Conversion	45%	107.8%	
Adjusted Free Cash Flow Conversion following Committee exercise of negative discretion[1]		105.5%	69.9%
Total Company Policy Deployment[2], which is a weighted average of segment policy deployment measures	10%		15.6%
Total Company Performance	**100%**	**—**	**87.3%**

[1] Based on management's recommendation, the Committee reviewed and approved the exercise of negative discretion to decrease the payout percentage of the Adjusted Free Cash Flow Conversion metric, thereby reducing the overall total Company 2024 ICP payout.

[2] Due to the highly-strategic and confidential nature of the specific policy deployment objectives that were selected by our operating segments, disclosure of the actual results for these objectives would result in competitive harm to the Company. As a result, we have elected to disclose only the overall payout percentage for our operating segments' policy deployment metrics.

The Committee determined that the Company achieved total Company Adjusted Free Cash Flow Conversion at 107.8% of target, which would have resulted in a 79.7% payout for that metric. However, management recommended to the Committee that the Committee exercise negative discretion to lower the achievement of total Company Adjusted Free Cash Flow Conversion to better align the 2024 ICP payouts with the Company's overall 2024 performance. The Committee reviewed and approved management's recommendation, resulting in a reduction of total Company Adjusted Free Cash Flow Conversion achievement from 107.8% to 105.5% of target. The Committee's exercise of negative discretion for the Free Cash Flow Conversion metric resulted in a decrease in the total Company 2024 ICP payout from 97% to 87.3%. In making its determination, the Committee considered the Company's strong Adjusted Free Cash Flow Conversion and Policy Deployment performance in the context of EPS performance that fell below established targets.

The results of our IPS and AMC operating segments, which represent 60% of the 2024 ICP payout for Mr. Morton and Mr. Zaba, respectively, are as follows:

Segment Performance Measures	Weight (Morton)	Weight (Zaba)	Actual Results	Payout %
IPS Adjusted EBITDA ($ in millions)	27%		$679	68.0%
IPS Adjusted Free Cash Flow Conversion	24%		99.2%	36.8%
IPS policy deployment[1]	9%			23.7%
AMC Adjusted EBITDA ($ in millions)		27%	$361	0%
AMC Adjusted Free Cash Flow Conversion		24%	99.4%	37.6%
AMC policy deployment[1]		9%		19.6%
Morton (IPS) Total:	**60%**	**—**	**—**	**128.5%**
Zaba (AMC) Total:	**—**	**60%**	**—**	**57.2%**

[1] Due to the highly-strategic and confidential nature of the specific policy deployment objectives that were selected by our operating segments, disclosure of the actual results for these objectives would result in competitive harm to the Company. As a result, we have elected to disclose only the overall payout percentage for our operating segments' policy deployment metrics.

NEO Payouts Based on 2024 ICP Results

The NEOs earned payouts for 2024 in the following amounts:

Name	Annual Incentive Compensation
Louis V. Pinkham	$ 1,414,260
Robert J. Rehard	$ 561,613
Jerrald R. Morton	$ 493,829
Kevin J. Zaba	$ 331,521
Hugo Dubovoy, Jr.	$ 283,725

Long-Term Incentives

Overview

We provide long-term incentives to our NEOs in the form of equity-based compensation. Consistent with our compensation philosophy, we believe long-term equity incentives help to ensure that our NEOs have a continuing stake in the long-term success of our Company and allow our NEOs to earn above-median compensation only if our shareholders experience appreciation in their equity holdings.

In 2024, we made long-term equity-based awards decisions in January, at the same time we completed our annual performance reviews. Grants of these awards were effective on February 23, 2024 for all NEOs, with the exception of Mr. Dubovoy. Mr. Dubovoy received a one-time, sign-on RSU award on March 11, 2024 with a value of $700,000 and three-year ratable vesting, and an annual equity award on April 1, 2024 in the form of 25% RSUs, 25% SARs, and 50% PSUs with a value of $700,000, in connection with him joining the Company as Executive

Vice President, General Counsel on March 11, 2024. The one-time RSU award was intended to compensate Mr. Dubovoy for equity compensation forfeited from his former employer to incentivize him to join the Company.

These awards were granted under our 2023 Omnibus Incentive Plan that was approved by our shareholders at our 2023 annual meeting of shareholders (our "2023 Plan"). The proportion of overall annual long-term incentive target value represented by each form of award granted to our NEOs in 2024 was 50% PSUs, 25% SARs and 25% RSUs. The Committee granted PSUs, SARs and RSUs to each of our NEOs in 2024 in the amounts indicated below in the "Grants of Plan-Based Awards Table for Fiscal 2024" and the narrative following the table. We value SARs using a Black-Scholes formula and PSUs and RSUs using fair value. Consistent with our overall compensation philosophy, the Committee, after consultation with Meridian, granted long-term compensation awards at levels approximating the median level of these awards granted by the companies in our peer group. The target long-term incentive levels set by the Committee did not affect decisions regarding other compensation elements.

Performance Share Units (PSUs)

The PSUs granted in fiscal 2024 used TSR as the sole performance metric.

The TSR performance metric is achieved based on our TSR relative to S&P 900 Industrials Sub-Index over our fiscal years 2024 - 2026, as follows:

- TSR below 25th percentile of the S&P 900 Industrials Sub-Index will result in zero PSUs being earned;

- TSR at the 25th percentile of the S&P 900 Industrials Sub-Index will result in the threshold number of PSUs (25% of the target PSUs) being earned;

- TSR at the 50th percentile of the S&P 900 Industrials Sub-Index will result in the target number of PSUs (100% of the target PSUs) being earned;

- TSR at the 75th percentile of the S&P 900 Industrials Sub-Index will result in the maximum number of PSUs (200% of the target PSUs) being earned; and

- TSR between the 25th and 50th percentile of the S&P 900 Industrials Sub-Index, or between the 50th and 75th percentile of S&P 900 Industrials Sub-Index, will result in the number of PSUs earned being interpolated between threshold and target, or between target and maximum, respectively.

2022 - 2024 PSU Results

In 2024, the three-year performance period (fiscal years 2022 through 2024) for the PSUs that we granted to our NEOs in 2022 (the "2022 PSUs") was completed. The PSUs granted in fiscal year 2022 had two performance metrics: TSR and ROIC. Half of the 2022 PSUs were subject to the TSR performance metric and half were subject to the ROIC metric. The ROIC metric related to the 2022 PSUs was established such that the ROIC target for fiscal year 2022 was 7.3% and the ROIC targets for years two and three of the performance period were established on the first and second anniversaries of the grant as 9% and 11%, respectively. The ROIC target for the cumulative three-year period was established as 9.3%. The payout is based 25% on performance against the cumulative target and 25% each on annual performance against the three annual targets. Results for our 2022 ROIC PSUs substantially exclude the impact of all acquisitions and dispositions that occurred during the three-year performance period.

Based on our performance for the performance period of the 2022 PSUs, which ended in 2024, our TSR of 7% was at the 22nd percentile of our peer group, resulting in 0% of the 2022 TSR PSUs being earned, and our ROIC performance against the cumulative target and against each of the three annual performance targets resulted in 179% of the 2022 ROIC PSUs being earned, for a combined payout of 90%.

Executive Stock Ownership Requirements

To underscore the importance of linking executive compensation and shareholder interests, we have implemented stock ownership requirements for certain executives, including our NEOs. Executives subject to these stock ownership requirements must own a certain dollar value amount of Company stock before they are permitted to sell shares (other than shares sold to pay option exercise prices or shares sold or surrendered to cover taxes). Executives who sell shares in violation of these requirements may be ineligible for future long-term incentive awards. Our Stock Ownership Policy requires the following levels of ownership:

Position	Ownership Required as Multiple of Base Salary
Chief Executive Officer	6x
Chief Financial Officer	4x
Other Executive Officers	2x

Each of our currently-serving NEOs are in compliance with this policy either because they own the target value of stock or because they have not sold shares.

Policy Prohibiting Insider Trading; Policy Against Hedging and Pledging Transactions

We have adopted a policy prohibiting our employees, including our NEOs and our directors, from trading in puts, calls and other derivative securities relating to our common stock. The prohibition includes the purchase of any financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of our common stock, regardless of whether such instruments are classified as derivative securities. We also prohibit our employees, including our NEOs and directors, from pledging shares of our common stock that they own as collateral to secure personal loans or other obligations under our Insider Trading Policy. No directors or executive officers have hedged or pledged any of the shares beneficially owned by them. Our Insider Trading Policy governs the purchase, sale, and other dispositions of our securities by directors, officers, and employees, or by the Company, and we believe it is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. Our Insider Trading Policy is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Policies and Practices Relating to the Timing of Equity Awards

We generally grant annual equity-based awards during the first half of our fiscal year, although such timing may change from year to year. The Committee also may consider and approve interim or mid-year grants, or grants made on another basis, from time to time based on business needs, changing compensation practices or other factors, in the discretion of the Committee. The Committee does not take into account material nonpublic information in determining the timing and terms of equity-based awards, and we have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Employment Agreements and Severance and Change in Control Benefits

We entered into an employment agreement with Mr. Pinkham when he was hired to be our CEO on April 1, 2019 that provided for severance benefits upon certain terminations of employment. In connection with the adoption of the Executive Severance Policy, effective November 3, 2023, Mr. Pinkham's employment agreement was amended to eliminate the termination provisions and severance benefits provided thereunder and to instead provide for his participation in the Executive Severance Policy. The purpose of the employment agreement with Mr. Pinkham is to provide clarity concerning the terms and conditions of Mr. Pinkham's employment as our CEO and to ensure that Mr. Pinkham will be subject to our confidentiality and restrictive covenant agreements. The terms of Mr. Pinkham's employment agreement, as amended, are described below under the heading "Potential Payments Upon Termination or Change in Control — Employment Agreement." Mr. Rehard, Mr. Morton, Mr. Zaba, and Mr. Dubovoy are also eligible for the Executive Severance Policy.

The Committee's two primary objectives with respect to the Executive Severance Policy are to provide severance benefits (both before and after a change in control) that are internally consistent among our executives and also competitive with the severance benefits offered by our peer companies. The Executive Severance Policy also is intended to permit our executives to focus on actions in the best interests of our shareholders rather than their own job security in connection with an anticipated or actual change in control by providing certain employment protections and enhanced severance benefits in connection with a change in control. A summary of the terms of the Executive Severance Policy can be found below under the heading "Potential Payments Upon Termination or Change in Control – Executive Severance Policy."

Tax Considerations

Code Section 162(m) generally disallows a tax deduction to public corporations for compensation in excess of $1 million paid for any fiscal year to covered employees, generally including our NEOs. Because many factors influence a well-rounded, comprehensive, and competitive executive compensation program, we reserve the right to award compensation to our NEOs in excess of $1 million regardless of the potential loss of tax deductibility if the Committee believes such compensation is suitable to continue to provide competitive arrangements intended to attract and retain, and provide appropriate incentives to, our NEOs.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth for each of our NEOs: (1) the dollar value of base salary and annual cash incentive earned during the years indicated; (2) the full grant date fair value of RSUs, SARs, and PSUs granted during the years indicated, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718; (3) the dollar value of earnings for services pursuant to awards granted during the indicated year under non-equity incentive plans; (4) the change in pension value and non-qualified deferred compensation earnings during the years indicated; (5) all other compensation for the years indicated; and (6) the dollar value of total compensation for the years indicated. Our NEOs are our CEO, our Executive Vice President, Chief Financial Officer, and each of our three other most highly compensated executive officers as of December 31, 2024, the last day of our most recent fiscal year. In accordance with the rules of the SEC, the table includes information for the fiscal years ended December 31, 2022, December 31, 2023 and December 31, 2024.

Summary compensation table for fiscal years 2022-2024

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Louis V. Pinkham Chief Executive Officer	2024	1,200,000	–	7,208,599	1,795,127	1,414,260	–	311,819	11,929,805
	2023	1,119,493	–	7,048,379	1,643,723	1,760,822	–	233,072	11,805,489
	2022	1,078,945	–	4,465,248	1,381,238	1,516,365	–	203,203	8,644,999
Robert J. Rehard Executive Vice President, Chief Financial Officer	2024	745,306	–	1,932,706	481,278	561,613	–	181,288	3,902,191
	2023	655,810	–	2,186,543	512,515	665,537	–	153,879	4,174,284
	2022	603,720	–	1,139,417	350,005	510,833	–	116,614	2,720,589
Jerrald R. Morton Executive Vice President & President, Industrial Powertrain Solutions	2024	541,344	–	1,305,104	325,021	493,829	–	68,799	2,734,096
	2023	484,995	–	1,221,830	287,477	352,035	28,559	103,821	2,478,717
	2022	468,936	–	645,544	199,991	316,786	–	259,775	1,891,032
Kevin J. Zaba Executive Vice President & President, Automation & Motion Control Solutions	2024	590,827	–	1,506,045	375,053	331,521	–	67,183	2,870,630
	2023	543,512	–	1,379,839	337,503	391,079	–	62,266	2,714,199
	2022	538,175	–	1,012,467	337,511	378,563	–	45,916	2,312,632
Hugo Dubovoy, Jr. Executive Vice President, General Counsel and Corporate Secretary	2024	384,615	–	1,380,265	175,018	283,725	–	41,044	2,264,667

[1] The salary amounts shown in the table reflect amounts actually earned during the year, rather than the annual base salary rates in effect at any point in time.

(2) These amounts reflect the full grant date fair value of the RSU awards and PSU awards granted during the indicated fiscal year, computed in accordance with ASC Topic 718, Compensation-Stock Compensation. In the case of PSUs, the amounts shown are based on the probable outcome of performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Topic 718 as follows: Mr. Pinkham — $5,413,551; Mr. Rehard — $1,451,388; Mr. Morton — $980,125; Mr. Zaba — $1,131,031; and Mr. Dubovoy — $505,305. The values of the 2024 PSUs at the grant date if the highest level of performance conditions were to be achieved would be as follows: Mr. Pinkham — $10,827,103; Mr. Rehard — $2,902,775; Mr. Morton — $1,960,250; Mr. Zaba — $2,262,061; and Mr. Dubovoy — $1,010,610. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions made in valuing the stock awards for 2024, 2023 and 2022 are included under the caption "Shareholders' Equity" in Note [10] of the Notes to Consolidated Financial Statements in the 2024, 2023 and 2022 Annual Reports on Form 10-K, and such information is incorporated herein by reference.

(3) These amounts reflect the full grant date fair value of all option awards granted during the indicated fiscal year, computed in accordance with ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions made in valuing the option awards for 2024, 2023 and 2022 are included under the caption "Shareholders' Equity" in Note [10] of the Notes to Consolidated Financial Statements in the 2024, 2023 and 2022 Annual Reports on Form 10-K, and such information is incorporated herein by reference.

(4) The values shown are not current cash benefits, but rather actuarial calculations of the change in the accumulated benefit obligations under the Regal Pension Plan. Mr. Morton's number of years of credited service under the Regal Pension Plan vary based on the applicable portion of the plan, with 29 years being his highest number of years of credited service. The change in the present value of Mr. Morton's benefit during 2024 was negative ($8,149), but the SEC's disclosure rules do not permit disclosure of a negative number in this column in the Summary Compensation Table, so the number shown is zero.

(5) The amounts shown include payments for personal benefits and for the other items identified in the following table. We provide a modest level of personal benefits to our NEOs. In addition to the items noted below, spouses accompanied certain NEOs on business travel on the Company airplane during 2024, but, because there was no incremental cost associated with such spousal travel, no amount has been included as 2024 compensation.

Name	Company Car Use ($)	Personal Use of Aircraft	Club Membership Dues ($)	Life Insurance Premiums ($)	Company Contribution to 401(k) Plan ($)	Company Contribution to SRP ($)	Executive Physical
Louis V. Pinkham	4,537	–	9,610[1]	1,872	13,800	282,000	
Robert J. Rehard	6,811	14,333	–	1,872	13,800	140,015	4,457
Jerrald R. Morton	9,029	–	–	1,872	13,800	39,676	4,422
Kevin J. Zaba	8,419	–	–	1,872	13,800	43,092	
Hugo Dubovoy, Jr.	11,539	–	–	1,872	962	26,671	

(1) Includes club membership dues paid to an organization that Mr. Pinkham joined at the request of the Board.

Grants of Plan-Based Awards

The following table sets forth information regarding all incentive plan awards that the Committee made to our NEOs during fiscal 2024, including incentive plan awards (equity-based and non-equity based) and other plan-based awards. Disclosure on a separate line item is provided for each grant of an award made to a NEO during the year. The information supplements the dollar value disclosure of stock, option and non-stock awards in the Summary Compensation Table by providing additional details about these awards. Non-equity incentive plan awards are awards that are not subject to ASC Topic 718 and are intended to serve as an incentive for performance to occur over a specified period.

Grants of plan-based awards table for fiscal 2024

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($) (200%)	Threshold (#)	Target (#)	Maximum (#)				
Louis V. Pinkham	2/23/2024				5,327	21,309	42,618				5,413,551
	2/23/2024							10,655			1,795,048
	2/23/2024								28,560	168.47	1,795,127
			1,620,000	3,240,000							
Robert Rehard	2/23/2024				1,428	5,713	11,426				1,451,388
	2/23/2024							2,857			481,319
	2/23/2024								7,657	168.47	481,278
			643,314	1,286,628							
Jerrald Morton	2/23/2024				965	3,858	7,716				980,125
	2/23/2024							1,929			324,979
	2/23/2024								5,171	168.47	325,021
			440,840	881,680							
Kevin J. Zaba	2/23/2024				1,113	4,452	8,904				1,131,031
	2/23/2024							2,226			375,014
	2/23/2024								5,967	168.47	375,053
			478,800	957,600							
Hugo Dubovoy, Jr.	4/1/2024				497	1,989	3,978				505,305
	3/11/2024							4,080			700,006
	4/1/2024							994			174,954
	4/1/2024								2,653	168.47	175,018
			325,000	650,000							

[1] These columns reflect the estimated future payouts at the time these awards were granted under the ICP, based on the base salaries in effect as of December 31, 2024. The amounts earned under these awards based on performance during fiscal year 2024 are shown in the "Non-Equity Incentive Compensation" column for fiscal year 2024 in the Summary Compensation Table.

[2] The amounts in these columns for each NEO shows the range of potential payouts for the PSUs that we described in the section titled "The Elements of Total Compensation — Long-Term Incentives" in the Compensation Discussion and Analysis. The number of PSUs that are earned, if any, will be based on performance for fiscal years 2024 to 2026 and will be determined after the end of fiscal year 2026.

[3] The amounts shown in this column reflect the number of RSUs we granted to each NEO pursuant to our 2023 Plan.

Equity Incentive Plan Awards

As reflected in the tables above, the Committee approved equity-based awards to our NEOs in January 2024 with effective grant dates of February 23, 2024, and to Mr. Dubovoy in March and April of 2024. The Committee granted these awards under our 2023 Plan. Our equity incentive plans are administered by the Committee with respect to key employee participants, and the Committee generally has the authority to set the terms of awards under the plans except to the extent the plans specify such terms. Pursuant to its practice of granting equity-based awards only during an "open window" period following the release of our quarterly or annual financial results, the Committee awarded these equity-based awards with an effective grant date at the beginning of the first open window period following the Committee's action.

The RSUs granted by the Committee and shown in the table above had a grant date fair value determined pursuant to ASC Topic 718. These RSUs will vest one-third on each of the first, second, and third anniversaries of the grant date.

The Committee also granted the SARs shown in the table above at the closing market price of a share of our common stock on the date of grant. These SARs will vest and become exercisable one-third on each of the first, second, and third anniversaries of the grant date. The SARs will expire on February 23, 2034, other than in the case of Mr. Dubovoy whose SARs will expire on April 1, 2034.

The Committee also granted the PSUs shown in the table above. The PSUs have a three-year performance period, from fiscal year 2024 to fiscal year 2026, and will be earned or forfeited based on TSR relative to the S&P 900 Industrials Sub-Index.

The RSUs and PSUs granted by the Committee in 2024 also include the right to receive the value of future quarterly dividends in the form of dividend equivalent units ("DEUs") which will be subject to the same terms and conditions, including vesting and time of settlement, as the underlying share or unit to which the DEU relates.

Awards under our 2018 Equity Incentive Plan (our "2018 Plan") and our 2023 Plan and any rights under such awards are generally not assignable, alienable, saleable or transferable by participants.

Incentive Compensation Plan Cash Awards

As reflected in the non-equity incentive columns of the tables above, our NEOs participated in the ICP during fiscal 2024, which is designed to promote the maximization of shareholder value over the long term. The ICP provides annual cash incentive opportunities to our NEOs if the Company meets or exceeds certain metrics during the fiscal year. Company performance above target earns an annual cash incentive more than the target annual cash incentive while Company performance below target earns an annual cash incentive less than the target annual cash incentive. Under the ICP, all annual cash incentives earned are fully paid in a single cash payment following the end of that year.

Outstanding Equity Awards at Fiscal 2024 Year-End

The following table sets forth information on outstanding stock options, SARs, and other equity-based awards held by our NEOs on December 31, 2024, including the number of shares underlying both exercisable and unexercisable portions of each stock option and SAR as well as the exercise or grant price and expiration date of each outstanding option and SAR.

Outstanding equity awards at fiscal 2024 year-end

	Option Awards[1]				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Louis V. Pinkham[4]	47,511	-	84.39	2/18/2030				
	33,374	-	133.77	2/23/2031				
	21,923	10,800[5]	151.27	2/23/2032				
	10,311	20,016[5]	154.20	2/23/2033				
	-	28,560[5]	168.47	2/23/2034				
					20,979[6]	3,254,427	43,131	6,690,942
Robert J. Rehard	2,164	-	76.99	5/10/2027				
	7,730	-	74.04	5/9/2028				
	15,382	-	78.05	5/8/2029				
	12,340	-	84.39	2/18/2030				
	9,276	-	133.77	2/23/2031				
	5,555	2,737[5]	151.27	2/23/2032				
	3,215	6,241[5]	154.20	2/23/2033				
	-	7,657[5]	168.47	2/23/2034				
					5,894[6]	914,338	12,510	1,940,741
Jerrald R. Morton	3,376	-	76.99	5/10/2027				
	3,408	-	74.04	5/9/2028				
	3,776	-	78.05	5/8/2029				
	6,170	-	84.39	2/18/2030				
	4,725	-	133.77	2/23/2031				
	3,173	1,565[5]	151.27	2/23/2032				
	1,803	3,501[5]	154.20	2/23/2033				
	-	5,171[5]	168.47	2/23/2034				
					3,644[6]	565,298	7,676	1,190,732

	Option Awards[1]				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Kevin J. Zaba	3,070	-	62.92	5/25/2028				
	20,153	-	98.16	2/16/2031				
	5,356	2,640[5]	151.27	2/23/2032				
	2,117	4,110[5]	154.20	2/23/2033				
	-	5,967[5]	168.47	2/23/2034	4,469[6]	693,207	8,933	1,385,716
Hugo Dubovoy, Jr.	-	2,849[5]	168.47	2/23/2034				
					5,105[6]	792,000	1,998	309,928

[1] Exercisable stock options or SARs are vested. Unexercisable stock options or SARs vest as noted.

[2] RSUs vest as noted. PSUs are shown in the table at their target levels and, solely for purposes of this table, exclude the impact of dividend equivalent reinvestments. As of the last day of fiscal year 2024, PSUs were eligible to be earned as follows, at their target levels: For Mr. Pinkham: 21,681 units were eligible to be earned based on performance through the end of fiscal year 2025 and 21,450 units were eligible to be earned based on performance through the end of the fiscal year 2026. For Mr. Rehard: 6,760 units were eligible to be earned based on performance through the end of fiscal year 2025 and 5,751 units were eligible to be earned based on performance through the end of the fiscal year 2026. For Mr. Morton: 3,792 units were eligible to be earned based on performance through the end of fiscal year 2025 and 3,883 units were eligible to be earned based on performance through the end of the fiscal year 2026. For Mr. Zaba: 4,451 units were eligible to be earned based on performance through the end of fiscal year 2025 and 4,481 units were eligible to be earned based on performance through the end of the fiscal year 2026. For Mr. Dubovoy: 1,998 units were eligible to be earned based on performance through the end of the fiscal year 2026. The PSUs shown as eligible to be earned in this table do not include additional PSUs that were credited pursuant to related DEUs. Such additional PSUs are subject to the same terms and conditions, including vesting and time of settlement, as the original PSUs.

[3] Based on $155.13 per share closing price of our common stock on the New York Stock Exchange on the last trading day of our fiscal year 2024.

[4] The vesting of Mr. Pinkham's equity-based awards shown in this table is subject to the provisions of his employment agreement, which is described under the heading "Potential Payments on a Termination or Change in Control—Employment Agreement."

[5] These SARs were granted ten years before the expiration date and vest 34% on the first anniversary, 33% on the second anniversary and 33% on the third anniversary of the date of the grant.

[6] RSUs generally vest 34% on the first anniversary, 33% on the second anniversary and 33% on the third anniversary of the date of the grant.

Option Exercises and Stock Vested

The following table sets forth information relating to the number of stock options and SARs exercised and the stock awards that vested during fiscal year 2024 for each of our NEOs.

Option exercises and stock vested for fiscal 2024

	Option Awards		Stock Awards	
Name of Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Louis V. Pinkham	55,581	5,677,321	31,125	5,243,629
Robert J. Rehard	5,465	648,911	8,698	1,465,352
Jerrald R. Morton	7,242	679,832	5,168	870,339
Kevin J. Zaba	–	–	3,850	631,993
Hugo Dubovoy, Jr.	–	–	–	–

Retirement Benefits

Pension Benefits

The following table sets forth the actuarial present value of the accumulated benefit under the defined benefit plan for Mr. Morton, assuming benefits are paid at normal retirement age based on current levels of compensation. None of our other NEOs participate in any non-tax-qualified defined benefit plan. The valuation method and all material assumptions applied in quantifying the present value of the current accumulated benefit for Mr. Morton are included under the caption "Retirement and Post-Retirement Plans" in Note 8 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2024 and such information is incorporated herein by reference. The table also shows the number of years of credited service under the plan, computed as of the same pension plan measurement date used in our audited financial statements for the year ended December 31, 2024. The table also reports any pension benefits paid to Mr. Morton during the year.

Pension benefits for fiscal 2024

Name	Plan name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Jerrald R. Morton	Regal Pension Plan (qualified)	29[1]	379,180	–

[1] Mr. Morton's number of years of credited service vary based on the applicable portion of the former Regal Power Transmission Solutions Pension Plan, which was merged into the Regal Pension Plan effective 1/1/2017.

Regal Pension Plan

Mr. Morton participates in the Regal Pension Plan, which is a defined benefit pension plan that, prior to being closed to new participants, covered substantially all employees of Regal Beloit America, Inc., a subsidiary of the Company, who were compensated in whole, or in part, on a salaried basis. A number of defined benefit pension plans have been merged into the Regal Pension Plan, including the former Regal Power Transmission Solutions Plan, which was merged effective January 1, 2017, and was frozen with no new accruals effective February 1, 2020. The Regal Power Transmission Solutions Plan was a plan established at the time the Company acquired its Power Transmission Solutions business from Emerson Electric Co. on February 1, 2015, to mirror the defined benefit pension plan that was maintained for certain employees of the acquired business, including Mr. Morton. Eligibility under the former Regal Power Transmission Solutions Plan was based on being an active employee of the acquired business and a participant in a qualifying portion of the Emerson Electric Retirement Plan as of January 31, 2015.

The Regal Power Transmission Solutions Plan portion of the Regal Pension Plan provides benefits based on a formula that considers, among other items, average compensation, average social security wage base, and pension credited service. Compensation and service for this formula includes compensation and service earned with Emerson Electric Co. through January 31, 2015, as well as with Regal Beloit America after that date through the date benefit accruals were frozen effective February 1, 2020. The benefit payable under the Regal Pension Plan is offset, however, by the benefit accrued under the Emerson Electric Co. Retirement Plan through January 31, 2015.

A participant becomes eligible to receive benefits under the former Regal Power Transmission Solutions Plan portion of the Regal Pension Plan the first of the month after they either reach the age of 65, or reach the age of 55 and have a minimum of 0 to 10 years of continuous service, depending on the applicable plan appendix. The Committee does not have discretion to grant additional years of service or revise the retirement age requirement for a participant to qualify for these benefits.

Mr. Morton started participating in the SRP after the Regal Pension Plan was frozen with no new accruals effective February 1, 2020.

Nonqualified Defined Contribution Retirement Benefits

The table below sets forth information regarding the participation of Mr. Pinkham, Mr. Rehard, Mr. Morton, Mr. Zaba, and Mr. Dubovoy in our Amended and Restated SRP. The SRP provides certain officers, including each of the NEOs, with fixed annual Company contributions equal to a percentage of total target cash compensation (which includes base salary plus the participant's target ICP payout). The Company's contribution percentage varies based on years of service as an officer of the Company and the year the participant became eligible for the SRP. The contribution percentages applicable to participants who were first eligible to participate in the SRP prior to 2020, which include Mr. Pinkham and Mr. Rehard, are set forth in the following table:

Years of Service as an Officer of the Company	Company Contribution %
0-5	7% per year
6-10	10% per year
11+	12% per year

The contribution percentages applicable to participants who were first eligible to participate in the SRP during the 2020 plan year (or any subsequent plan year), which include Mr. Morton, Mr. Zaba, and Mr. Dubovoy, are set forth in the following table:

Years of Service as an Officer of the Company	Company Contribution %
0-5	4% per year
6-10	6% per year
11+	9% per year

Participants can elect to invest contributions, with the SRP's investment options being similar to the investment options under the Company's 401(k) plan. The fixed Company contributions become vested after three years of service without regard to the participant's age. During 2024, participants were not permitted to make contributions to their accounts under the SRP. Plan accounts are distributed upon termination of employment in a lump sum or installments, as elected by the participant.

Effective January 1, 2024, we amended the SRP to:

- Expand participation to include non-employee directors and U.S. employees whose annual compensation exceeds the amount that is permitted to be considered under the Company's 401(k) plan;

- Permit employee participants to defer up to 75% of base salary into the plan and non-employee directors to defer 100% of cash fees;

- Provide employee participants who do not receive the fixed company contributions described above with matching contributions and discretionary non-elective contributions, similar to those provided under the Company's 401(k) plan. Since the NEOs receive the fixed company contributions, they will not be eligible for the matching contributions and new non-elective contributions.

- Permit participants to elect to receive in-service distributions for amounts contributed in 2024 or later.

Nonqualified Deferred Compensation for Fiscal 2024

Name	Plan Name	Executive contributions in last FY ($)	Registrant contributions in last FY ($)[1]	Aggregate earnings (losses) in last FY ($)	Aggregate withdrawals/ distributions in last Fiscal Year ($)	Balance at Fiscal Year End ($)[2]
Louis V. Pinkham	SRP	299,250	282,000	118,717	—	1,590,317
Robert J. Rehard	SRP	200,153	140,015	71,285	—	917,793
Jerrald R. Morton	SRP	78,538	39,676	28,020	—	277,499
Kevin J. Zaba	SRP	—	43,092	10,138	—	145,985
Hugo Dubovoy, Jr.	SRP	—	26,671	—	—	26,671

[1] The amounts shown in this column were reported in the "All Other Compensation" column of the Summary Compensation Table for 2024.

[2] The amounts shown in this column include $1,099,571 for Mr. Pinkham, $580,727 for Mr. Rehard, $164,257 for Mr. Morton and $131,037 for Mr. Zaba that were previously reported in the Summary Compensation Table in any year.

Potential Payments on a Termination or Change in Control

On November 3, 2023, we established the Executive Severance Policy (the "Severance Policy") and, at the same time, we terminated the NEOs' Key Employment Severance Agreements, where applicable, and amended Mr. Pinkham's employment agreement.

Pinkham Employment Agreement

Under Mr. Pinkham's employment agreement, Mr. Pinkham became CEO on April 1, 2019. The benefits provided under Mr. Pinkham's employment agreement include the following:

- a base salary of $950,000 per year (Mr. Pinkham's base salary for 2024 was $1,200,000);

- eligibility for an annual cash bonus based on the achievement of company performance goals, with a target award opportunity equal to 110% of base salary (Mr. Pinkham's target award opportunity for 2024 was equal to 135% of base salary);

- eligibility for annual equity awards;

- relocation benefits; and

- participation in our other employee benefit plans, including the SRP, in accordance with the terms of such plans.

His employment agreement also provides that Mr. Pinkham will be subject to our confidentiality and restrictive covenant agreements.

"Good reason" is defined in Mr. Pinkham's employment agreement generally to include certain material reductions in his base salary or target bonus opportunity, certain relocations of his principal place of employment, any material breach by us of any agreement between us and Mr. Pinkham, or certain material, adverse changes in his position, authorities, duties, or responsibilities.

"Cause" is defined in Mr. Pinkham's employment agreement generally to include certain willful and material failures to perform or instances of gross negligence; his willful and material failure to comply with any valid and legal directive of the Board; his engagement in certain acts of dishonesty, illegal conduct, or misconduct; his embezzlement, misappropriation, or fraud, or theft of company property; his conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude; his material breach of any material obligation under any written agreement with us; or certain material failures to comply with material provisions of our written policies or rules.

Executive Severance Policy

The Severance Policy provides the severance and other benefits described below. Any severance benefits paid under the Severance Policy are subject to the participant's execution of a general release of claims against the Company and certain employment protections following a change in control.

Upon a termination without cause or for good reason other than in connection with a change in control, the Severance Policy provides the following benefits: a lump sum cash payment equal to 1.0x (2.0x for Mr. Pinkham) the sum of the participant's base salary plus target annual bonus; and a pro-rated annual cash bonus for the year of termination based on actual performance results; and continued eligibility health benefits plan coverage for 12 months (24 months for Mr. Pinkham) so long as the participant pays the employee portion of the cost of such coverage.

If a change in control occurs, then (1) participants will receive the employment protections described below for a two-year period following the change in control, and (2) in the case of a termination of employment without cause or for good reason during the period beginning 180 days before the change in control and ending two years after the date of the change in control (a "Change in Control Termination"), the terminated participant would be entitled to the enhanced severance benefits described below.

- The employment protections are as follows: The Company cannot demote the participant nor decrease the participant's base salary, annual bonus opportunity, fringe benefits, or welfare plan benefits; the participant must be eligible to participate in all retirement plans and other benefit plans in which similarly situated employees participate; and the Company must consider base salary increases commensurate with the Company's policies before the change in control.

- The enhanced severance benefits are as follows: a lump sum cash payment equal to 2.0x (3.0x for Mr. Pinkham) multiplied by the sum of (a) the participant's base salary plus (b) the greater of current target bonus or average bonus paid for the prior three years, plus (c) the value of annual fringe benefits; a pro-rata target bonus for the year of termination; continued medical, dental and life insurance benefits for 2 years (3 years for Mr. Pinkham); full vesting of nonqualified retirement plan benefits; a cash makeup payment for the estimated value of any Company contributions that would have accrued under the Company's qualified and nonqualified retirement plans if the participant had

remained employed for 2 additional years (3 years for Mr. Pinkham); full vesting of all outstanding equity awards (assuming target performance, if applicable); reimbursement of up to $15,000 for tax or legal advisory fees; and outplacement services (up to a value of 10% of the participant's base salary).

A change in control under the Severance Policy generally means any of the following: (1) a person or entity acquires 20% or more of our common stock; (2) a change occurs in the composition of our Board that is not approved by at least two-thirds of the existing directors; (3) our shareholders approve a merger, consolidation, or share exchange other than one that would result in less than a 50% change in ownership of us as the surviving entity; or (4) our shareholders approve a plan for our dissolution or liquidation.

Good reason and cause have slightly different definitions before and after a change in control. Before a change in control, the definitions are generally the same as the definitions in Mr. Pinkham's employment agreement described above. The definitions that apply after a change in control are slightly more executive-friendly to provide additional protections when they may have increased uncertainly over their job security, and are as follows:

- "cause" means that the NEO (1) engaged in intentional conduct not taken in good faith that has caused us demonstrable and serious financial injury, (2) is convicted of a felony which substantially impairs the NEO's ability to perform his duties, or (3) willfully and unreasonably refuses to perform his duties or responsibilities.

- "good reason" is triggered if the Company (1) breaches the Severance Policy or any agreement we have with the NEO, (2) reduces the NEO's base salary, annual bonus, or other benefits; (3) removes the NEO from any position that they hold with the Company; (4) materially and adversely changes the NEO's working conditions or status; (5) relocates the NEO, or (6) requires the NEO to travel 20% more frequently than prior to the change in control.

If a participant's employment is terminated due to death or disability at any time, then the participant (or estate or beneficiaries) will be entitled to receive a pro-rata bonus for the year of termination (based on actual performance if before a change in control and target performance if after a change in control). If the participant retires from the Company, then the participant will not receive any additional benefits under the Severance Policy.

Equity Incentive Plans

Awards granted under our equity incentive plans are generally treated as follows:

- If we terminate an NEO's employment other than for "cause," all outstanding stock option and SAR awards generally expire 180 days following the termination (other than Mr. Zaba's legacy Rexnord PMC stock option awards, which expire 90 days following the termination) and all unvested restricted stock and PSU awards are forfeited, subject, under certain circumstances, to exceptions permitted by the Committee. "Cause" is defined under our equity incentive plans as (i) the participant's commission of any felony; (ii) the participant's fraud, dishonesty, theft, embezzlement, disclosure of trade secrets or confidential information; or (iii) other acts or omissions by the participant that result in a breach of any fiduciary duty the participant owes to us.

- If an NEO's employment is terminated for cause, restricted stock and PSU awards that have not vested are generally forfeited immediately, and each unexpired and uncancelled stock option or SAR award, to the extent not previously exercised, terminates immediately.

- If an NEO's employment terminates due to death or disability, then our award agreements generally provide that the NEO will vest in a pro-rata portion of their restricted stock and SAR awards, and the SARs will be exercisable for one year. PSUs will generally be paid following the end of the performance period based on actual performance, but prorated based on the portion of the performance period completed at the time of death. However, the Board has the discretion to fully accelerate the vesting of all awards in the event of death and disability.

- If an NEO retires, then the NEO will generally continue to vest in all outstanding equity awards as though the NEO had not retired, except that the PSUs will be prorated to reflect only the portion of the performance period that the NEO was actually employed. SARs will be exercisable for three years following termination. However, our equity incentive plans provide that the Board generally has discretion to accelerate the vesting of any unvested PSUs.

- If an NEO voluntarily resigns, then all unvested equity awards will be forfeited and the NEO's vested stock options and SARs will generally remain exercisable for 90 days.

Tables Summarizing Payments Upon Termination or Change in Control

The following tables describe the potential payments upon various events of termination and change in control. These tables assume that the triggering event or events occurred on December 31, 2024, the last day of our fiscal year, and the price per share of our common stock was $155.13, the closing market price on the last trading day prior to such date. Solely for purposes of calculating the potential value of accelerated vesting of equity-based awards in connection with a change in control transaction, we have made the assumption that such awards were not assumed by the surviving entity in the transaction. In fact, in the event of a change in control, awards granted under our 2023 Plan and our 2018 Plan are subject to "double-trigger" vesting in a change in control transaction, which means that, if the surviving entity in the transaction agrees to assume the awards, vesting continues and is accelerated only upon a termination of employment without cause or for good reason.

Louis V. Pinkham

The following table sets forth certain information relating to the compensation of Mr. Pinkham, our CEO, upon a change in control of our Company and following a termination of Mr. Pinkham's employment.

Executive Benefits and Payments Upon Change in Control or Termination	Voluntary Termination	Involuntary Termination[1]	For Cause Termination	Change in Control without Termination	Involuntary or Good Reason Termination/ Change in Control[2]	Death or Disability
Compensation:						
Current Year ICP Cash Incentive	—	1,414,260	—	—	1,414,260	1,414,260
ICP Cash Incentive Deferred from Prior Years	—	—	—	—	—	—
Termination Payment	—	5,640,000	—	—	9,389,841	—
Restricted Stock						
Unvested and Accelerated	—	—	—	3,201,666	3,201,666	3,201,666
SARs						
Unvested and Accelerated	—	—	—	21,706	21,706	21,706
PSUs						
Unvested and Accelerated	—	—	—	9,010,232	9,010,232	9,010,232
Benefits and Perquisites:						
Cash Payment Under Retirement Plans	—	—	—	—	—	—
Post-termination Health & Life Insurance	—	—	—	—	26,026	—
Life Insurance Proceeds[3]	—	—	—	—	—	—
Disability[4]	—	—	—	—	—	120,000
Accrued Vacation Pay	92,308	92,308	92,308	—	92,308	92,308
Accounting and Legal Services	—	—	—	—	15,000	—
Outplacement Services	—	—	—	—	120,000	—
280G Tax Cutback	—	—	—	—	—	—
Total:	**92,308**	**7,146,568**	**92,308**	**12,233,604**	**23,291,039**	**13,860,172**[5]

[1] Assumes the NEO's employment is terminated by us without cause or by the NEO with good reason not in connection with a change in control of our Company.

[2] For purposes of calculating the benefits that would be received in connection with a change in control of our Company, we have assumed that no reduction would occur under our arrangements with the NEO that provide for a "best net" approach to potential excise taxes under Section 280G of the Code. The "best net" approach would either reduce the benefits to a level that would not trigger the imposition of the excise taxes or pay the benefits in full, whichever would provide the better after-tax result to the NEO. The amounts shown in the column titled "Involuntary or Good Reason Termination/Change in Control" assume the NEO's employment is terminated by us without cause or by the NEO with good reason in connection with a change in control of our Company.

[3] Life insurance death benefit payable only in event of death. The amount shown reflects only the enhanced death benefits over those offered to employees generally.

[4] Disability benefit payable only in event of disability. The amount shown reflects only the enhanced disability benefits that would be payable to the NEO over the course of a year compared with the disability benefits to which non-executive officer salaried employees would receive over the same period.

[5] The total amount shown is larger than the amount the NEO would receive on a termination of employment in the event of death or disability because it includes both amounts that would be payable only on death and amounts that would be payable only on disability.

Robert J. Rehard

The following table set forth certain information relating to the compensation of Mr. Rehard, our Executive Vice President, Chief Financial Officer, upon a change in control of our Company and following a termination of Mr. Rehard's employment.

Executive Benefits and Payments Upon Change in Control or Termination	Voluntary Termination	Involuntary Termination[1]	For Cause Termination	Change in Control without Termination	Involuntary or Good Reason Termination/ Change in Control[2]	Death or Disability
Compensation:						
Current Year ICP Cash Incentive	—	561,613	—	—	561,613	561,613
ICP Cash Incentive Deferred from Prior Years	—	—	—	—	—	—
Termination Payment	—	1,400,154	—	—	3,194,672	—
Restricted Stock						
Unvested and Accelerated	—	—	—	844,024	844,024	844,024
SARs						
Unvested and Accelerated	—	—	—	5,501	5,501	5,501
PSUs						
Unvested and Accelerated	—	—	—	2,524,220	2,524,220	2,524,220
Benefits and Perquisites:						
Cash Payment Under Retirement Plans	—	—	—	—	—	—
Post-termination Health & Life Insurance	—	—	—	—	49,131	—
Life Insurance Proceeds[3]	—	—	—	—	—	—
Disability[4]	—	—	—	—	—	120,000
Accrued Vacation Pay	58,218	58,218	58,218	—	58,218	58,218
Accounting and Legal Services	—	—	—	—	15,000	—
Outplacement Services	—	—	—	—	75,684	—
280G Tax Cutback	—	—	—	—	—	—
Total:	**58,218**	**2,019,985**	**58,218**	**3,373,745**	**7,328,063**	**4,113,576**[5]

[1] Assumes the NEO's employment is terminated by us without cause or by the NEO with good reason not in connection with a change in control of our Company.

[2] For purposes of calculating the benefits that would be received in connection with a change in control of our Company, we have assumed that no reduction would occur under our arrangements with the NEO that provide for a "best net" approach to potential excise taxes under Section 280G of the Code. The "best net" approach would either reduce the benefits to a level that would not trigger the imposition of the excise taxes or pay the benefits in full, whichever would provide the better after-tax result to the NEO. The amounts shown in the column titled "Involuntary or Good Reason Termination/Change in Control" assume the NEO's employment is terminated by us without cause or by the NEO with good reason in connection with a change in control of our Company.

[3] Life insurance death benefit payable only in event of death. The amount shown reflects only the enhanced death benefits over those offered to employees generally.

[4] Disability benefit payable only in event of disability. The amount shown reflects only the enhanced disability benefits that would be payable to the NEO over the course of a year compared with the disability benefits to which non-executive officer salaried employees would receive over the same period.

[5] The total amount shown is larger than the amount the NEO would receive on a termination of employment in the event of death or disability because it includes both amounts that would be payable only on death and amounts that would be payable only on disability.

Jerrald R. Morton

The following table sets forth certain information relating to the compensation of Mr. Morton, Executive Vice President & President of Industrial Powertrain Solutions operating segment, upon a change in control of our Company and following a termination of Mr. Morton's employment.

Executive Benefits and Payments Upon Change in Control or Termination	Voluntary Termination	Involuntary Termination[1]	For Cause Termination	Change in Control without Termination	Involuntary or Good Reason Termination/ Change in Control[2]	Death or Disability
Compensation:						
Current Year ICP Cash Incentive	—	493,829	—	—	493,829	493,829
ICP Cash Incentive Deferred from Prior Years	—	—	—	—	—	—
Termination Payment	—	991,890	—	—	2,127,530	—
Restricted Stock						
Unvested and Accelerated	—	—	—	555,602	555,602	555,602
SARs						
Unvested and Accelerated	—	—	—	3,144	3,144	3,144
PSUs						
Unvested and Accelerated	—	—	—	1,517,395	1,517,395	1,517,395
Benefits and Perquisites:						
Cash Payment Under Retirement Plans	—	—	—	—	—	—
Post-termination Health & Life Insurance	—	—	—	—	35,795	—
Life Insurance Proceeds[3]	—	—	—	—	—	—
Disability[4]	—	—	—	—	—	120,000
Accrued Vacation Pay	42,388	42,388	42,388	—	42,388	42,388
Accounting and Legal Services	—	—	—	—	15,000	—
Outplacement Services	—	—	—	—	55,105	—
280G Tax Cutback	—	—	—	—	—	—
Total:	**42,388**	**1,528,107**	**42,388**	**2,076,141**	**4,845,788**	**2,732,358**[5]

[1] Assumes the NEO's employment is terminated by us without cause or by the NEO with good reason not in connection with a change in control of our Company.

[2] For purposes of calculating the benefits that would be received in connection with a change in control of our Company, we have assumed that no reduction would occur under our arrangements with the NEO that provide for a "best net" approach to potential excise taxes under Section 280G of the Code. The "best net" approach would either reduce the benefits to a level that would not trigger the imposition of the excise taxes or pay the benefits in full, whichever would provide the better after-tax result to the NEO. The amounts shown in the column titled "Involuntary or Good Reason Termination/Change in Control" assume the NEO's employment is terminated by us without cause or by the NEO with good reason in connection with a change in control of our Company.

[3] Life insurance death benefit payable only in event of death. The amount shown reflects only the enhanced death benefits over those offered to employees generally.

[4] Disability benefit payable only in event of disability. The amount shown reflects only the enhanced disability benefits that would be payable to the NEO over the course of a year compared with the disability benefits to which non-executive officer salaried employees would receive over the same period.

[5] The total amount shown is larger than the amount the NEO would receive on a termination of employment in the event of death or disability because it includes both amounts that would be payable only on death and amounts that would be payable only on disability.

Kevin J. Zaba

The following table sets forth certain information relating to the compensation of Mr. Zaba, Executive Vice President and President of our Automation and Motion Control operating segment, upon a change in control of our Company and following a termination of Mr. Zaba's employment.

Executive Benefits and Payments Upon Change in Control or Termination	Voluntary Termination	Involuntary Termination[1]	For Cause Termination	Change in Control without Termination	Involuntary or Good Reason Termination/ Change in Control[2]	Death or Disability
Compensation:						
Current Year ICP Cash Incentive	—	331,521	—	—	331,521	331,521
ICP Cash Incentive Deferred from Prior Years	—	—	—	—	—	—
Termination Payment	—	1,077,300	—	—	2,154,600	—
Restricted Stock						
Unvested and Accelerated	—	—	—	681,262	681,262	681,262
SARs						
Unvested and Accelerated	—	—	—	5,306	5,306	5,306
PSUs						
Unvested and Accelerated	—	—	—	1,295,801	1,295,801	1,295,801
Benefits and Perquisites:						
Cash Payment Under Retirement Plans	—	—	—	—	—	—
Post-termination Health & Life Insurance	—	—	—	—	8,589	—
Life Insurance Proceeds[3]	—	—	—	—	—	—
Disability[4]	—	—	—	—	—	120,000
Accrued Vacation Pay	46,038	46,038	46,308	—	46,038	46,038
Accounting and Legal Services	—	—	—	—	15,000	—
Outplacement Services	—	—	—	—	59,850	—
280G Tax Cutback	—	—	—	—	—	—
Total:	**46,038**	**1,454,859**	**46,038**	**1,982,369**	**4,597,967**	**2,479,928[5]**

[1] Assumes the NEO's employment is terminated by us without cause or by the NEO with good reason not in connection with a change in control of our Company.

[2] For purposes of calculating the benefits that would be received in connection with a change in control of our Company, we have assumed that no reduction would occur under our arrangements with the NEO that provide for a "best net" approach to potential excise taxes under Section 280G of the Code. The "best net" approach would either reduce the benefits to a level that would not trigger the imposition of the excise taxes or pay the benefits in full, whichever would provide the better after-tax result to the NEO. The amounts shown in the column titled "Involuntary or Good Reason Termination/Change in Control" assume the NEO's employment is terminated by us without cause or by the NEO with good reason in connection with a change in control of our Company.

[3] Life insurance death benefit payable only in event of death. The amount shown reflects only the enhanced death benefits over those offered to employees generally.

[4] Disability benefit payable only in event of disability. The amount shown reflects only the enhanced disability benefits that would be payable to the NEO over the course of a year compared with the disability benefits to which non-executive officer salaried employees would receive over the same period.

[5] The total amount shown is larger than the amount the NEO would receive on a termination of employment in the event of death or disability because it includes both amounts that would be payable only on death and amounts that would be payable only on disability.

Hugo Dubovoy, Jr.

The following table sets forth certain information relating to the compensation of Mr. Dubovoy, our Executive Vice President, General Counsel and Corporate Secretary, upon a change in control of our Company and following a termination of Mr. Dubovoy's employment. As previously disclosed by the Company and noted above, Mr. Dubovoy joined the Company in March 2024.

Executive Benefits and Payments Upon Change in Control or Termination	Voluntary Termination	Involuntary Termination[1]	For Cause Termination	Change in Control without Termination	Involuntary or Good Reason Termination/ Change in Control[2]	Death or Disability
Compensation:						
Current Year ICP Cash Incentive	—	283,725	—	—	283,725	283,725
ICP Cash Incentive Deferred from Prior Years	—	—	—	—	—	—
Termination Payment	—	825,000	—	—	1,728,344	—
Restricted Stock						
Unvested and Accelerated	—	—	—	782,555	782,555	782,555
SARs						
Unvested and Accelerated	—	—	—	—	—	—
PSUs						
Unvested and Accelerated	—	—	—	306,232	306,232	306,232
Benefits and Perquisites:						
Cash Payment Under Retirement Plans	—	—	—	—	—	—
Post-termination Health & Life Insurance	—	—	—	—	40,598	—
Life Insurance Proceeds[3]	—	—	—	—	—	—
Disability[4]	—	—	—	—	—	120,000
Accrued Vacation Pay	38,462	38,462	38,462	—	38,462	38,462
Accounting and Legal Services	—	—	—	—	15,000	—
Outplacement Services	—	—	—	—	50,000	—
280G Tax Cutback	—	—	—	—	—	—
Total:	**38,462**	**1,147,187**	**38,462**	**1,088,787**	**3,244,916**	**1,530,974**[5]

[1] Assumes the NEO's employment is terminated by us without cause or by the NEO with good reason not in connection with a change in control of our Company.

[2] For purposes of calculating the benefits that would be received in connection with a change in control of our Company, we have assumed that no reduction would occur under our arrangements with the NEO that provide for a "best net" approach to potential excise taxes under Section 280G of the Code. The "best net" approach would either reduce the benefits to a level that would not trigger the imposition of the excise taxes or pay the benefits in full, whichever would provide the better after-tax result to the NEO. The amounts shown in the column titled "Involuntary or Good Reason Termination/Change in Control" assume the NEO's employment is terminated by us without cause or by the NEO with good reason in connection with a change in control of our Company.

[3] Life insurance death benefit payable only in event of death. The amount shown reflects only the enhanced death benefits over those offered to employees generally.

[4] Disability benefit payable only in event of disability. The amount shown reflects only the enhanced disability benefits that would be payable to the NEO over the course of a year compared with the disability benefits to which non-executive officer salaried employees would receive over the same period.

[5] The total amount shown is larger than the amount the NEO would receive on a termination of employment in the event of death or disability because it includes both amounts that would be payable only on death and amounts that would be payable only on disability.

We set forth below a description of the facts and assumptions that we used in creating the tables above. Unless otherwise noted, the descriptions of the payments below are applicable to all the above tables relating to potential payments upon termination.

- **Current Year ICP Annual Cash Incentive:** Under the ICP, in the event of a termination of the NEO prior to payment, the NEO is not entitled to receive any portion of the ICP incentive, although the Committee may exercise its discretion to make a payment in the event the termination is due to retirement.

- **Equity Awards:** With respect to payments in the event of death, disability, and retirement, the tables assume the Board exercises its discretion permitted under our equity incentive plans to fully vests all outstanding SARs, RSUs and PSUs (assuming target performance for all PSUs).

- **Supplemental Retirement Plans:** Per the terms of the SRP, the NEOs forfeit their fixed Company contributions upon termination of employment prior to attaining three years of service (without regard to the participant's age), except that the participant will become 100% vested in their account balance upon a termination due to death. In addition, under the Executive Severance Policy, in the event an NEO is terminated due to a change in control, they would become 100% vested in their SRP account balance.

- **Cash Payment Under Retirement Plans:** The amounts relating to the cash payments under our retirement plans in the tables above reflect the cash payment that is equal to the value of additional retirement benefits that each NEO would have received if he remained employed with our Company for an additional three years, in the case of Mr. Pinkham, or two years, in the case of the other NEOs.

- **Post-Retirement Health Care Benefits:** The NEO will be covered under our health, dental and life insurance (at no cost to the NEO) for, in the case of Pinkham, three years or, in the case of the other NEOs, two years, unless the NEO obtains equal or greater benefits from another employer. We have assumed the NEO will not obtain benefits from another employer.

- **Accounting and Legal Services:** We are obligated to reimburse the NEO for up to $15,000 for accounting and legal services related to the calculation of the tax gross-up amount described below under "Section 280G Cutback." The tables assume the entire amount is reimbursed to the NEO.

- **Outplacement:** The NEO will be entitled to receive outplacement services up to the amount that is equal to ten percent (10%) of the NEO's base salary. The tables assume the NEO will use the full amount of this benefit.

- **Section 280G Cutback:** Upon a change in control of our Company, the NEO may be subject to certain excise taxes pursuant to Section 280G of the Internal Revenue Code. We adopted a policy prohibiting provisions for the reimbursement of excise taxes that are imposed under Section 280G and any income and excise taxes that are payable as a result of any reimbursement for Section 280G excise taxes in new change of control and severance agreements with executive officers, and this policy applied to the agreements we entered into with Mr. Rehard in April 2018 and Mr. Pinkham in 2019. To address Section 280G, the agreements with Mr. Pinkham and Mr. Rehard include a "best of" provision pursuant to which, if the amounts payable under the agreement or any other of our plans or agreements with the NEO would constitute an excess parachute payment and result in an excise tax being imposed on the NEO, then the NEO will receive either the full amount of such payments or a lesser amount such that no portion of the payments will be subject to the excise tax, whichever would result in the greater after-tax benefit to the NEO. Our newly adopted Executive Severance Plan also includes a "best of" provision rather than providing any excise tax gross-up.

- **Non-Competition:** As a condition to each NEO's entitlement to receive the severance payments and other benefits described in this section, the NEO is required to execute a waiver of claims and be bound by the terms of a non-competition agreement which prohibits the NEO from working in a business that engages in substantial competition with us, for a period of one year from the NEO's termination of employment. Our Board may waive this provision. In addition, as a condition to each NEO's entitlement to participate in the ICP, the NEO must agree to certain non-competition restrictions.

Pay Ratio

As required in Item 402(u) of Regulation S-K, we have estimated that the ratio of the 2024 annual total compensation of our CEO to the total compensation of our median employee was 528 to 1. We also estimated on a voluntary basis the ratio of the 2024 annual total compensation of our CEO to the total compensation of our median U.S. employee, which was 182 to 1. We describe the identification and calculation of these employees and ratios below.

Median Global Employee

CEO 2024 Total Compensation	$11,929,805
Median Global Employee Total Compensation	$22,597
Ratio	528:1

We compete on a global scale. The majority of our manufacturing plants and more than two-thirds of our employees are located outside the United States. The countries with our largest number of employees are Mexico, the United States, China, and India.

During 2023, there was a change to our employee population as a result of the Altra acquisition; however, in accordance with SEC rules, Altra employees that joined the company as a result of the acquisition were omitted from our pay ratio analysis in our 2023 Proxy Statement. For 2024, following the Altra acquisition, we have identified a new median employee as the basis for comparison.

We identified our median employee for 2024 according to the following process. First, we examined the base salary or wages that we paid during 2024 to substantially all of our employees, whether full-time or part-time, that we employed as of October 31, 2024. As allowed by SEC rules, we excluded from our pay ratio analysis 18 employees located in Singapore, 10 employees located in Hong Kong, 9 employees located in South Korea, 9 employees located in the United Arab Emirates, 8 employees located in Peru, 5 employees located in the Russian Federation, 4 employees located in Japan, 4 employees located in South Africa, 3 employees located in Taiwan and 1 employee located in each of Egypt, Indonesia, Slovenia, and Vietnam under the de minimis exception. Following these exclusions, our total numbers of U.S. and non-U.S. employees included in the analysis were 7,995 and 19,291, respectively. For employees residing outside the United States, we then converted their annual base salary into U.S. dollars using the average exchange rate for the compensation period. For employees with less than one year of service, we annualized their pay.

Median U.S. Employee

CEO 2024 Total Compensation	$11,929,805
Median U.S. Employee Total Compensation	$65,556
Ratio	182:1

Although we operate on a worldwide basis, the form and amount of Mr. Pinkham's annual total compensation is largely influenced by prevailing market practices in the United States, as is the compensation of our other U.S. employees. In addition, we are incorporated and headquartered in Wisconsin, and our common stock is traded on the NYSE. For these reasons, we think that it is useful to understand the relationship between Mr. Pinkham's annual total compensation and our median U.S. employee's annual total compensation. Our median U.S. employee was identified by a process similar to that described above for our median global employee.

Pay Versus Performance

In 2022, the SEC adopted rules requiring us to compare executive compensation information for our principal executive officer ("PEO") and other NEOs ("Non-PEO NEOs") to our prescribed financial performance measures. The table below sets forth our pay versus performance disclosure in accordance with Item 402(v) of Regulation S-K.

| Year[a] | Summary Compensation Table Total for PEO ($)[b] | Compensation Actually Paid to PEO ($)[c] | Average Summary Compensation Table Total for Non-PEO NEOs ($)[d] | Average Compensation Actually Paid to Non-PEO NEOs ($)[e] | Value of Initial Fixed $100 Investment Based On: | | Net Income ($ in millions)[h] | Adjusted EPS ($)[i] |
					RRX TSR ($)[f]	S&P 400 Industrials Index TSR ($)[g]		
2024	11,929,806	12,151,366	2,940,677	2,924,343	200.14	197.51	196.2	9.12
2023	11,459,185	13,685,972	2,896,068	3,217,450	189.28	174.04	(57.4)	9.15
2022	8,644,999	(1,518,528)	2,177,056	299,495	151.96	132.42	488.9	10.75
2021	7,401,555	19,141,375	1,882,286	4,227,764	213.28	149.62	229.6	8.59
2020	6,402,153	12,436,776	1,639,005	1,682,669	145.52	116.49	187.7	4.92

[a] This statement includes five years (2020, 2021, 2022, 2023 and 2024).

[b] The principal executive officer ("PEO") is Louis V. Pinkham for all years shown.

[c] Compensation actually paid ("CAP") to our PEO reflects the respective amounts set forth in column (b) of the table above, adjusted as set forth in the table below.

Year	2020	2021	2022	2023	2024
SCT Total Compensation ($)	6,402,153	7,401,555	8,644,999	11,459,185	11,929,806
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(3,830,534)	(4,226,987)	(5,846,486)	(8,364,427)	(9,003,727)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year that are Outstanding and Unvested at End of Year ($)	6,701,653	8,303,585	3,906,965	6,245,153	7,259,783
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	3,163,504	6,844,214	(5,742,851)	1,434,379	889,755
Fair Value as of Vesting Date for Awards Granted that Vested in Same Year ($)	—	156,536	—	—	—
Change in Fair Value of Stock and Option Awards from Prior years that Vested in the Covered Year ($)	—	662,472	(2,375,482)	2,911,682	1,075,748
Less: Fair Value of Stock and Option Awards Forfeited during the covered Year ($)	—	—	(105,673)	—	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—	—	—	—	—
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—	—	—	—	—
Compensation Actually Paid ($)	12,436,776	19,141,375	(1,518,528)	13,685,972	12,151,366

[d] The following are included in the average figures shown:

2020: Mr. Rehard, Mr. Schlemmer, Mr. Valentyn, Mr. Kunze, Mr. Morton.

2021: Mr. Rehard, Mr. Valentyn, Mr. Kunze, Mr. Morton.

2022: Mr. Rehard, Mr. Zaba, Mr. Morton, Mr. Valentyn.

2023: Mr. Rehard, Mr. Zaba, Mr. Morton, Mr. Valentyn.

2024: Mr. Rehard, Mr. Zaba, Mr. Morton, Mr. Dubovoy.

(e) Compensation actually paid (CAP) to our non-PEO NEOs reflects the respective amounts set forth in column (d) of the table above, adjusted as set forth in the table below. The assumptions used to calculate the fair values did not differ materially from the assumptions used to calculate the fair values as of the grant dates.

Year	2020	2021	2022	2023	2024
Non-PEO Neos	See column (d) note above	See column (d) note above	See column (d) note above	See column (d) note above	See column (d) note above
SCT Total Compensation ($)	1,639,005	1,882,286	2,177,056	2,896,068	2,940,677
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(537,624)	(840,292)	(1,122,664)	(1,792,882)	(1,870,123)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year that are Outstanding and Unvested at End of Year ($)	939,965	1,568,075	760,195	1,338,630	1,522,075
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	563,623	1,349,327	(1,088,918)	333,338	143,115
Fair Value as of Vesting Date for Awards Granted that Vested in Same Year ($)	—	62,160	—	–	–
Change in Fair Value of Stock and Option Awards from Prior years that Vested in the Covered Year ($)	(18,097)	229,193	(412,434)	449,437	188,598
Less: Fair Value of Stock and Option Awards Forfeited during the covered Year ($)	(831,941)	(22,985)	(13,740)	–	–
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	(122,408)	—	—	(7,140)	–
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	49,786	—	—	—	—
Compensation Actually Paid ($)	1,682,669	4,227,764	299,495	3,217,450	2,924,343

(f) Represents our total shareholder return (TSR) for the measurement periods ending December 31 of each of 2020, 2021, 2022, 2023 and 2024, respectively.

(g) Represents the TSR of the S&P 400 Industrials Index for the measurement periods ending on December 31 of each of 2020, 2021, 2022, 2023 and 2024, respectively.

(h) Reflects "Net Income" in the Company's audited financial statement included in the Company's Annual Reports on Form 10-K for each of the years ended December 31, 2020, 2021, 2022, 2023 and 2024.

(i) Company-selected measure is adjusted earnings per share, defined as earnings per share adjusted for restructuring and related costs, transaction and related costs, goodwill impairment, inventory step-up adjustment, intangible amortization, share-based compensation expense, gain on sale of assets, impairments and exist related costs and discrete tax items, calculated as set forth in our earnings release for the fiscal year ended December 31, 2024.

Relationship between Pay and Performance

Below are graphs showing the relationship of "compensation actually paid" to our PEO and non-PEO NEOs in 2020, 2021, 2022, 2023 and 2024, to (1) our TSR and the TSR of the S&P 400 Industrials Index, (2) our net income and (3) our adjusted earnings per share.





Most Important Measures to Determine 2024 Compensation Actually Paid

The four performance measures listed below represent the most important metrics we used to link CAP to financial performance for 2024 as further described in our Compensation Discussion and Analysis.

Most Important Performance Measures

1. Adjusted Earnings Per Share

2. Adjusted Free Cash Flow

3. Total Shareholder Return

4. Return on Invested Capital

Risk Assessment of Compensation Policies and Practices

We seek to design our compensation policies and practices to reflect a balanced approach between incentives to achieve short-term and longer-term objectives, both of which we believe will help us achieve sustained growth and success over the long term. While we recognize that the pursuit of our financial performance objectives and the link between the amount of compensation earned under our incentive arrangements and achievement of the objectives may lead to employee behavior that increases certain risks to our Company, we believe that we have designed our compensation programs and policies to mitigate these concerns and help to ensure that our policies and practices are consistent with our risk profile.

Our Board relies on the Committee to address significant risk exposures facing the Company with respect to compensation, with appropriate reporting of these risks to be made to the full Board. The Committee, with the assistance of management and our independent compensation consultants, periodically evaluates our compensation policies and practices to assess whether the risks arising from these policies and practices are likely to have a material adverse effect on our Company and to assess the effect on these risks of any changes to our enterprise risk profile. The Committee did not recommend or implement any material changes in 2024 as a result of its most recent assessment, but has identified or implemented the following measures, among others, that it believes serve to mitigate any risks arising from our compensation policies and practices:

- In fiscal 2024, we used performance measures under our ICP for all of our NEOs that tied rewards to the operational performance and efficiency of our business as it is actually realized. We believe that, because these metrics tied directly to the financial performance of our business, they also tie ultimately to the creation of long-term shareholder value. By focusing on our operational performance and efficiency, our ICP has created incentives for prudent investments in assets that are capable of providing strong long-term returns.

- We have capped payouts under our ICP for our executive officers at 200%. We believe that capping the maximum annual cash incentive serves to limit participants' incentives to take short-term or inappropriately risky measures to increase payouts in any given year.

- Our SAR, RSU and PSU awards under our LTI arrangements are subject to three-year vesting or performance periods, which we believe fosters employee retention and further helps to mitigate incentives to take short-term risks, while encouraging our employees to focus on our sustained growth over the long term. In addition, we have capped the payouts under the PSU awards at 200% of the target amount to limit participants' incentives to take short-term or

inappropriately risky measures to increase payouts in any given year.

- We have implemented stock ownership guidelines for certain executives, including our NEOs, which we believe help to focus our executives on long-term stock price appreciation and sustainability.

- We maintain strong recovery (clawback) policies. For current or former Section 16 officers only, the Company established a "no fault" clawback policy under the incentive-based compensation recovery provisions of Dodd-Frank and the NYSE listing requirements. It requires the Company to recoup erroneously paid incentive compensation received during the three-year recoupment period from covered executive officers if a mandatory accounting restatement occurs even if there was no fault, misconduct or failure of oversight on the part of the officer. In addition, the Board adopted in 2024 a supplemental recovery policy that allows for recovery of cash and equity awards in the event of fraud, criminal misconduct, materially inaccurate financial statements, violations of Company policy, misconduct that results in damage or injury to the Company's property or reputation, or violations of non-competition or non-solicitation agreements, or in the event an executive receives any amount in excess of what the executive should have received.

- We have adopted a policy prohibiting our employees, including our NEOs, from trading in puts, calls, and other derivative securities relating to our common stock. The prohibition includes the purchase of any financial instruments designed to hedge or offset any decease in the market value of our common stock. We also prohibit our employees, including our NEOs, from pledging common stock that they own as collateral to secure personal loans or other obligations.

In addition to the ICP discussed above, we maintain revenue-based sales incentive compensation programs for certain of our non-executive officer employees at select business units or functions. The eligible employees are generally engaged in sales functions and our general philosophy regarding their compensation is to provide a portion of their compensation on a variable basis to create incentives for them to bring in new customers or increase sales to existing customers. We designed the programs to limit the risks that participants will seek to increase their payouts through low-quality sales or short-term revenue accompanied by long-term costs or additional risks by capping the amount of compensation participants may earn under the programs and by not giving the individual participants final authority over which sales are accepted. We monitor the programs periodically to determine whether our risk-management objectives are being addressed by these features and intend to modify the programs if necessary to reflect changes to our risk profile.

DIRECTOR COMPENSATION

The following table sets forth certain information relating to the compensation for our directors for the last fiscal year other than for Mr. Pinkham, who received no additional compensation for his service as director. Mr. Bakker and Ms. Hodge were appointed to the Board on February 17, 2025, and did not receive compensation from the Company in fiscal year 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Jan A. Bertsch	106,250	170,016	276,266
Stephen M. Burt	106,250	170,016	276,266
Anesa T. Chaibi[2]	106,250	170,016	276,266
Theodore D. Crandall	131,250	170,016	301,266
Michael P. Doss	106,250	170,016	276,266
Michael F. Hilton	126,250	170,016	296,266
Rakesh Sachdev (Chairman)	276,250	170,016	446,266
Curtis W. Stoelting	106,250	170,016	276,266
Robin A. Walker-Lee	121,250	170,016	291,266

[1] These amounts reflect the full grant date fair value of all stock awards granted during fiscal 2024, computed in accordance with FASB ASC Topic 718. As of December 31, 2024 none of our non-employee directors held outstanding option awards. As of December 31, 2024, each of our non-employee directors serving on such date held 1,056 outstanding restricted shares of common stock.

[2] Ms. Chaibi retired from the Board of Directors on February 17, 2025, but served all of fiscal year 2024.

Our compensation policies for directors are designed to attract and retain the most qualified individuals to serve on the Board in the industry in which we operate. The equity portion of director compensation is designed to align directors' interests with shareholders' interests. The non-employee directors are currently paid the following fees:

- Annual retainer fee of $110,000 for each director.
- Annual retainer fee of $170,000 for the Chairman.
- Annual retainer fee of $25,000 for the chair of the Audit Committee; $20,000 for the chair of the Compensation and Human Resources Committee; and $15,000 for the chair of the Corporate Governance, Sustainability and Director Affairs Committee.

- Shares of restricted stock with a fair value of approximately $170,000 on the grant date. Each non-employee director serving on the Board on April 23, 2024, the date of our 2024 annual meeting of shareholders, was awarded 1,056 RSUs with an effective grant date of May 9, 2024

Stock ownership guidelines applicable to non-employee directors provide that within five years after election, a director must own Company common stock having a value of at least five times the annual cash retainer fee for serving on the Board. The hedging or pledging of Company shares by directors is prohibited by Company policy (see "Policy Prohibiting Insider Trading; Policy Against Hedging and Pledging Transactions"). All directors are currently in compliance with the stock ownership guidelines.

REPORT OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

The Compensation and Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis set forth in this proxy statement with management. Based on the foregoing review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis section be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2024.

This report of the Compensation and Human Resources Committee has been presented by the following named directors currently comprising the Committee: Michael F. Hilton (Chairman), Michael Doss, and Rakesh Sachdev.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of the Compensation and Human Resources Committee of the Board of Directors are Michael F. Hilton (Chairperson), Michael P. Doss, and Rakesh Sachdev. There are no interlocks among the Committee members and the Company.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of our Board is currently comprised of three directors, each of whom is independent as defined in the NYSE's listing standards and SEC rules. The Audit Committee operates under a written charter adopted by our Board.

Our Company's management is responsible for our Company's internal controls and the financial reporting process, including the system of internal controls. Our Company's independent registered public accounting firm is responsible for expressing an opinion on the conformity of our Company's audited consolidated financial statements with accounting principles generally accepted in the United States. The Audit Committee's responsibility is to monitor and oversee this process.

The Audit Committee has reviewed and discussed the audited consolidated financial statements of our Company with management and Deloitte & Touche LLP ("Deloitte"), our Company's independent registered public accounting firm. The Audit Committee has discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

The Audit Committee has received from Deloitte the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. The Audit Committee considered whether Deloitte's provision of non-audit services is compatible with maintaining Deloitte's independence.

The Audit Committee discussed with our Company's internal auditors and independent registered public accounting firm the overall scopes and plans for their respective audits. The Audit Committee meets with the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluation of our Company's internal controls and overall quality of our Company's financial reporting.

Based on the Audit Committee's reviews and discussions with management, the internal auditors and the independent registered public accounting firm referred to above, the Audit Committee recommended to our Board that the audited consolidated financial statements be included in our Company's Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

This report of the Audit Committee has been presented by the following named directors currently comprising the Audit Committee: Theodore D. Crandall (Chairman), Jan A. Bertsch, and Stephen M. Burt.

RATIFICATION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2025

Deloitte has served as our independent registered public accounting firm since 2002. The Audit Committee has selected Deloitte as our independent registered public accounting firm for fiscal 2025, and this selection is being presented to shareholders for ratification. Our Board recommends to the shareholders the ratification of the selection of Deloitte to audit the financial statements of our Company and our subsidiaries for fiscal 2025. Unless otherwise specified, the proxies solicited hereby will be voted in favor of the ratification of Deloitte as our independent registered public accounting firm for fiscal 2025.

If, prior to the Annual Meeting, Deloitte declines to act or its engagement is otherwise discontinued by the Audit Committee, the Audit Committee will appoint another independent registered public accounting firm whose engagement for any period after the Annual Meeting will be subject to ratification by the shareholders at the Annual Meeting. If the shareholders fail to ratify the appointment of Deloitte, then the Audit Committee will consider it a direction to select another independent registered public accounting firm for fiscal 2025. Even if the selection is ratified, the Audit Committee, in its discretion, may select a new independent registered public accounting firm at any time during the year if it believes that such a change would be in the best interests of our Company and our shareholders. Representatives of Deloitte are expected to be present at the Annual Meeting to answer appropriate questions and, if they so desire, to make a statement.

Independent Auditor Fees

During the fiscal years ended December 31, 2023 and December 31, 2024, we retained and paid Deloitte to provide audit and/or other services. The fees paid to Deloitte for the years ended December 31, 2023 and December 31, 2024, were as follows:

Audit Fees

Fees for audit services totaled $8,720,986 in 2024 and $10,739,477 in 2023. Audit fees included fees and expenses associated with the annual audit, assessment of internal control over financial reporting, the reviews of our quarterly reports on Form 10-Q, the reviews of our registration statement on Form S-8 in 2023 and statutory audits required internationally.

Audit-Related Fees

Fees for audit-related services totaled $34,800 in 2024 and $44,618. Audit-related fees included fees for services in connection with certain statutory filings.

Tax Fees

Fees for tax services totaled $2,863,344 in 2024 and $3,804,657 in 2023. Tax fees included fees for tax return preparation and reviews, tax consultations and tax advice and planning.

All Other Fees

There were no such fees paid to Deloitte in 2024 or 2023.

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm on a case-by-case basis. The Audit Committee approved 100% of the services described under the general categories of Audit-Related Fees, Tax Fees and All Other Fees in 2024. The Audit Committee does not consider the provision of these non-audit services by the independent registered public accounting firm to be incompatible with maintaining auditor independence.

OUR BOARD RECOMMENDS A VOTE "FOR" RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2025.

OTHER MATTERS

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers, and persons who own more than 10% of our common stock to file with the SEC and with the NYSE reports of ownership and changes in ownership of our common stock. Directors, executive officers and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based solely on review of such reports furnished to us or written representations that no other reports were required, we believe that, during the fiscal year ended December 31, 2024, our directors and named executive officers complied with all applicable Section 16(a) filing requirements.

Delivery of Proxy Materials to Households

As described in the Notice of Internet Availability of Proxy Materials that you received, the Notice of Annual Meeting of Shareholders, this proxy statement and our Annual Report to Shareholders are available online at www.proxyvote.com.

Pursuant to the rules of the SEC, services that deliver our communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of our Notice of Internet Availability of Proxy Materials, Annual Report to Shareholders and this proxy statement. Upon oral or written request, we will promptly deliver a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report to Shareholders and this proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders sharing an address may also request delivery of a single copy of the Annual Report to Shareholders or proxy statement if they are currently receiving multiple copies of such documents. Shareholders may notify our Company of their requests by calling or writing to Hugo Dubovoy, Jr., Executive Vice President, General Counsel and Corporate Secretary, Regal Rexnord Corporation, 111 W. Michigan Street, Milwaukee, Wisconsin, 53203, telephone number: (608) 364-8800.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain statements that are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified with words like "believe," "expect," "target," "project," "may," "could," "would," "approximately," "possible," "will," "should," "intend," "plan," "anticipate," "estimate," "potential," "goal," "outlook," or "continue," the negative of these words, other terms of similar meaning or the use of future dates. Such statements are based on the current expectations of the management of the Company and are qualified by the inherent risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of the Company or any of its respective directors, executive officers or advisors provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur.

Information not Incorporated into This Proxy Statement

Neither the Company's Sustainability Report, nor the information on the Company's websites, including https://investors.regalrexnord.com, will be deemed to be incorporated into this proxy statement by reference or otherwise incorporated into any other filings the Company makes with the SEC, except to the extent the Company specifically incorporates any such information by reference.

SHAREHOLDER PROPOSALS

Proposals of shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") that are intended to be presented at the 2026 annual meeting of shareholders must be received by us no later than November 19, 2025, to be included in our proxy materials for that meeting.

Our Company's bylaws have featured proxy access since 2017. To be considered timely, a shareholder must give written notice, complying with the bylaws, to the Corporate Secretary of our Company not less than 120 days and not more than 150 days prior to the first anniversary of the date on which we first made available our proxy materials for the annual meeting. Under the bylaws, we must receive notice of a shareholder's director nomination for the 2026 annual meeting of shareholders pursuant to the proxy access bylaw provision no sooner than October 20, 2025, and no later than November 19, 2025. If the notice is received outside that time frame, then we are not required to include the nominees in our proxy materials for the 2026 annual meeting of shareholders.

Further, a shareholder who otherwise intends to present business at the 2026 annual meeting of shareholders otherwise than pursuant to Rule 14a-8 or via the proxy access procedures (i.e., a proposal a shareholder intends to present at the 2026 annual meeting of shareholders, but does not intend to have included in our proxy materials) must comply with the requirements set forth in our Company's bylaws. Among other things, to bring business before the 2026 annual meeting of shareholders, a shareholder must give written notice thereof, complying with the bylaws, to the Corporate Secretary of our Company not less than 45 days and not more than 70 days prior to the first anniversary of the date that this proxy statement was first mailed to shareholders. This proxy statement was first mailed to shareholders on March 19, 2025. Under the bylaws, if we do not receive notice of a shareholder proposal submitted (otherwise than pursuant to Rule 14a-8) between January 8, 2026 and February 2, 2026, then the notice will be considered untimely, and we will not be required to present such proposal at the 2026 annual meeting of shareholders. If our Board nonetheless chooses to present such proposal at the 2026 annual meeting of shareholders, then the persons named in proxies solicited by our Board for the 2026 annual meeting of shareholders may exercise discretionary voting power with respect to such proposal.

In addition, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by our Company's bylaws and Rule 14a-19 under the Securities Exchange Act of 1934 no later than February 2, 2026.

By Order of the Board of Directors

REGAL REXNORD CORPORATION

Hugo Dubovoy, Jr.
Executive Vice President, General Counsel
and Corporate Secretary

We will furnish to any shareholder, without charge, a copy of our Annual Report on Form 10-K for 2024. You may obtain a copy of the Annual Report by writing to Corporate Secretary, Regal Rexnord Corporation, 111 W. Michigan Street, Milwaukee, Wisconsin 53203 or on our Company's website at www.regalrexnord.com.

EXHIBIT A – NON-GAAP RECONCILIATION

Adjusted gross margin

Unaudited (Dollars in Millions)	Year Ended December 31, 2024		Year Ended December 31, 2023	
	Industrial Systems	Total Regal Rexnord	Industrial Systems	Total Regal Rexnord
Net Sales	$ 157.8	$ 6,033.8	$ 521.5	$ 6,250.7
Gross Margin	$ 39.2	$ 2,191.0	$ 115.9	$ 2,067.3
Restructuring and Related Costs[a]	1.1	66.6	—	36.7
Operating Lease Asset Step Up	—	0.9	—	54.5
Adjusted Gross Margin[b]	$ 40.3	$ 2,258.5	$ 115.9	$ 2,158.5

[a]   Relates to costs associated with actions taken for employee reductions, facility consolidations and site closures, product line exits and other asset charges.

[b]   The following table reflects Adjusted Gross Margin of the Company Excluding Industrial:

	December 31, 2024	December 31, 2023
Total Regal Rexnord Adjusted Gross Margin	$ 2,258.5	$ 2,158.5
Less: Industrial Systems Adjusted Gross Margin	40.3	115.9
Adjusted Gross Margin excluding Industrial Systems	$ 2,218.2	$ 2,042.6
Total Regal Rexnord Net Sales	$ 6,033.8	$ 6,250.7
Less: Industrial Systems Net Sales	157.8	521.5
Net Sales excluding Industrial Systems	$ 5,876.0	$ 5,729.2
Adjusted Gross Margin % excluding Industrial Systems	37.8%	35.7%

Adjusted EBITDA

Unaudited (Dollars in Millions)	Industrial Powertrain Solutions	Power and Efficiency Solutions	Automation & Motion Control	Industrial Systems	Total Regal Rexnord
			Year Ended		
			December 31, 2024		
GAAP Income (Loss) from Operations	$ 322.7	$ 162.6	$ 144.4	$ 0.3	$ 630.0
Restructuring and Related Costs[a]	40.5	33.2	14.8	3.1	91.6
Inventory and Operating Lease Asset Step Up	0.9	—	—	—	0.9
Impairments and Exit Related Costs	1.1	1.1	1.8	—	4.0
Loss on Sale of Businesses[b]	1.7	1.4	1.1	4.3	8.5
Gain on Sale of Assets	(1.2)	(0.3)	(1.6)	—	(3.1)
Transaction and Integration Related Costs[c]	19.3	6.5	4.5	3.4	33.7
Adjusted Income from Operations	$ 385.0	$ 204.5	$ 165.0	$ 11.1	$ 765.6
Amortization	$ 201.5	$ 7.7	$ 137.1	$ 0.2	$ 346.5
Depreciation	79.1	37.7	47.2	0.4	164.4
Share-Based Compensation Expense	14.2	7.8	11.4	1.4	34.8
Other (Expense) Income, Net	(1.1)	(0.1)	0.1	—	(1.1)
Adjusted EBITDA[d]	$ 678.7	$ 257.6	$ 360.8	$ 13.1	$ 1,310.2

[a] Relates to costs associated with actions taken for employee reductions, facility consolidations and site closures, product line exits and other asset charges.

[b] Primarily reflects the loss related to the sale of the industrial motors and generators businesses.

[c] Primarily relates to (1) legal, professional service, rebranding and IT carve-out costs associated with the sale of the industrial motors and generators businesses and (2) legal, professional service and integration costs associated with the Altra Transaction.

[d] Adjusted EBITDA and Adjusted EBITDA Margin % Excluding Industrial is calculated as follows:

Total Regal Rexnord Adjusted EBITDA	$ 1,310.2
Less: Industrial Systems Adjusted EBITDA	13.1
Adjusted EBITDA excluding Industrial Systems	$ 1,297.1
Total Regal Rexnord Net Sales	$ 6,033.8
Less: Industrial Systems Net Sales	157.8
Net Sales excluding Industrial Systems	$ 5,876.0
Adjusted EBITDA Margin % excluding Industrial Systems	22.1%

EXHIBIT A - NON-GAAP RECONCILIATION

Adjusted diluted earnings per share

		Year Ended
		December 31, 2024
Unaudited		**Total Regal Rexnord**
GAAP Diluted Earnings (Loss) Per Share	$	2.94
Intangible Amortization		3.92
Restructuring and Related Costs[a]		1.05
Transaction and Integration Related Costs[b]		0.38
Share-Based Compensation Expense		0.45
Loss on Sale of Businesses[c]		0.13
Impairments and Exit Related Costs		0.04
Inventory and Operating Lease Asset Step Up		0.01
Gain on Sale of Assets		(0.03)
Discrete Tax Items[d]		0.23
Adjusted Diluted Earnings Per Share	$	9.12

[a] Relates to costs associated with actions taken for employee reductions, facility consolidations and site closures, product line exits and other asset charges.

[b] Primarily relates to (1) legal, professional service, rebranding and IT carve-out costs associated with the sale of the industrial motors and generators businesses and (2) legal, professional service and integration costs associated with the Altra Transaction.

[c] Primarily reflects the loss related to the sale of the industrial motors and generators businesses.

[d] Primarily relates to capital gains and deferred income tax remeasurement related to the industrial motors and generators sale.

Adjusted free cash flow

		Year Ended
		December 31, 2024
Unaudited **(Dollars in Millions)**		**Total Regal Rexnord**
Net Cash Provided by Operating Activities	$	609.4
Payments for Certain Costs to Sell Businesses (Net of Tax of $1.7 Million in 2024)[a]		11.9
Adjusted Cash Flows from Operations		621.3
Additions to Property Plant and Equipment		(109.5)
Adjusted Free Cash Flow	$	511.8
Net Income	$	198.4
Plus: Intangible Amortization (net of tax)		276.4
Net Income Adjusted for Intangible Amortization	$	474.8
Adjusted Free Cash Flow Conversion %		107.8%

[a] Primarily reflects the payment of Regal Rexnord's advisor success fees and income taxes paid related to the sale of the industrial motors and generators businesses.

Designed and published by www.labrador-company.com

Regal Rexnord Corporation
111 W. Michigan Street
Milwaukee, WI 53203
608-364-8800

regalrexnord.com



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